UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2016
Commission file number 1- 12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2016

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Revenues	547,639	611,617	1,776,366	1,750,276
Voyage expenses	(37,213)	(29,935)	(97,102)	(79,495)
Vessel operating expenses	(204,156)	(213,656)	(625,672)	(599,229)
Time-charter hire expenses	(33,810)	(43,021)	(111,727)	(98,281)
Depreciation and amortization	(141,688)	(130,812)	(426,924)	(371,715)
General and administrative expenses	(30,052)	(29,022)	(92,890)	(100,706)
Asset impairments (note 7)	(7,766)	—	(70,371)	(15,996)
(Loss) gain on sale of vessels, equipment and other assets (note 7)	(72)	—	(27,691)	1,643
Restructuring charges (note 12)	(3,117)	(3,994)	(22,921)	(12,378)
Income from vessel operations	89,765	161,177	301,068	474,119
Interest expense	(68,490)	(62,450)	(213,948)	(176,184)
Interest income	1,143	2,161	3,507	4,890
Realized and unrealized gain (loss) on non-designated derivative instruments (note 15)	29,926	(109,667)	(166,967)	(129,301)
Equity income	21,070	14,995	73,706	75,645
Foreign exchange gain (loss) (notes 8 and 15)	6,116	(20,218)	(19,555)	(4,312)
Other gain (loss) (note 13)	480	(164)	(20,806)	(178)
Net income (loss) before income taxes	80,010	(14,166)	(42,995)	244,679
Income tax recovery (expense) (note 16)	133	(2,450)	(2,366)	(2,207)
Net income (loss)	80,143	(16,616)	(45,361)	242,472
Less: Net (income) loss attributable to non-controlling interests	(74,071)	4,381	(75,159)	(198,559)
Net income (loss) attributable to shareholders of Teekay Corporation	6,072	(12,235)	(120,520)	43,913
Per common share of Teekay Corporation (note 17)
• Basic income (loss) attributable to shareholders of Teekay Corporation	0.07	(0.17)	(1.63)	0.60
• Diluted income (loss) attributable to shareholders of Teekay Corporation	0.07	(0.17)	(1.63)	0.60
• Cash dividends declared	0.0550	0.5500	0.1650	1.1825
Weighted average number of common shares outstanding (note 17)
• Basic	84,887,101	72,706,285	76,887,689	72,651,401
• Diluted	84,973,745	72,706,285	76,887,689	73,293,113
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Net income (loss)	80,143	(16,616)	(45,361)	242,472
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized gain (loss) on marketable securities	39	(15)	49	(444)
Unrealized gain (loss) on qualifying cash flow hedging instruments	4,664	(5,918)	(33,529)	(6,562)
Pension adjustments, net of taxes	234	3,219	665	3,031
Foreign exchange (loss) gain on currency translation	(44)	305	43	(348)
Amounts reclassified from accumulated other comprehensive income (loss) to equity income:
Realized loss on qualifying cash flow hedging instruments	902	586	2,723	1,539
Other comprehensive income (loss)	5,795	(1,823)	(30,049)	(2,784)
Comprehensive income (loss)	85,938	(18,439)	(75,410)	239,688
Less: Comprehensive (income) loss attributable to non-controlling interests	(77,974)	7,900	(54,060)	(195,244)
Comprehensive income (loss) attributable to shareholders of Teekay Corporation	7,964	(10,539)	(129,470)	44,444
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share and per share amounts)

	As at September 30, 2016	As at December 31, 2015
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	705,296	678,392
Restricted cash	39,534	61,818
Accounts receivable, including non-trade of $19,539 (2015 – $12,305) and related party balance of $15,737 (2015 – $65,936)	308,351	395,013
Assets held for sale (note 7)	82,252	55,450
Net investment in direct financing leases (note 6)	24,015	26,542
Prepaid expenses and other (note 15)	123,997	102,429
Total current assets	1,283,445	1,319,644
Restricted cash – non-current	110,211	114,619
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $3,220,943 (2015 – $2,894,097)	7,871,788	8,460,500
Vessels under capital leases, at cost, less accumulated amortization of $64,971 (2015 – $56,316)	488,245	88,215
Advances on newbuilding contracts and conversion costs (notes 10a)	888,865	817,878
Total vessels and equipment	9,248,898	9,366,593
Net investment in direct financing leases - non-current (note 6)	643,333	657,587
Loans to equity-accounted investees and joint venture partners, bearing interest between nil and LIBOR plus margins up to 3%	198,524	184,390
Equity-accounted investments (notes 4a and 10b)	984,966	905,159
Other non-current assets (note 15)	213,523	232,776
Intangible assets – net	92,668	111,909
Goodwill	176,630	168,571
Total assets	12,952,198	13,061,248
LIABILITIES AND EQUITY
Current
Accounts payable	55,484	64,212
Accrued liabilities and other (notes 12 and 15)	399,314	412,278
Liabilities associated with assets held for sale (note 7)	6,211	—
Current portion of derivative liabilities (note 15)	142,741	267,539
Current portion of long-term debt (note 8)	955,522	1,106,104
Current obligation under capital leases	67,669	4,546
Current portion of in-process revenue contracts	34,062	32,109
Total current liabilities	1,661,003	1,886,788
Long-term debt (note 8)	5,920,532	6,277,982
Long-term obligation under capital leases	329,287	54,581
Derivative liabilities (note 15)	529,827	414,084
In-process revenue contracts	95,546	118,690
Other long-term liabilities (note 10c)	345,698	352,378
Total liabilities	8,881,893	9,104,503
Commitments and contingencies (notes 4a, 6, 8, 10 and 15)
Redeemable non-controlling interest (note 10d)	250,816	255,671
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 85,645,465 shares outstanding (2015 – 72,711,371); 85,645,465 shares issued (2015 – 72,711,371)) (note 9)	882,267	775,018
Retained earnings	34,027	158,898
Non-controlling interest	2,925,957	2,782,049
Accumulated other comprehensive loss (note 14)	(22,762)	(14,891)
Total equity	3,819,489	3,701,074
Total liabilities and equity	12,952,198	13,061,248
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2016	2015
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(45,361)	242,472
Non-cash items:
Depreciation and amortization	426,924	371,715
Amortization of in-process revenue contracts	(21,191)	(18,605)
Unrealized (gain) loss on derivative instruments	(10,847)	134,165
Loss (gain) on sale of vessels and equipment	27,691	(1,643)
Asset impairments (note 7)	70,371	15,996
Equity income, net of dividends received	(37,393)	14,485
Income tax expense	2,366	2,207
Unrealized foreign exchange gain (loss) and other	95,594	(119,098)
Change in operating assets and liabilities	28,797	22,822
Expenditures for dry docking	(33,841)	(30,961)
Net operating cash flow	503,110	633,555
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	1,568,348	1,754,394
Prepayments of long-term debt	(1,532,606)	(465,199)
Scheduled repayments of long-term debt (note 8)	(616,343)	(542,855)
Decrease (increase) in restricted cash	27,384	(31,592)
Net proceeds from equity and warrant issuances of subsidiaries to non-controlling interests (note 5)	189,831	560,019
Net proceeds from equity issuance of Teekay Corporation	101,900	—
Distributions paid from subsidiaries to non-controlling interests	(98,657)	(257,369)
Cash dividends paid	(12,667)	(85,896)
Other financing activities	(16,728)	(323)
Net financing cash flow	(389,538)	931,179
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(547,345)	(1,571,520)
Proceeds from sale of vessels and equipment	163,588	8,918
Purchase of SPT (net of cash acquired $377)	—	(46,961)
Proceeds from sale-lease back of vessels	355,306	—
Investment in equity-accounted investments	(63,120)	(34,528)
Loan repayments from joint ventures and joint venture partners	(12,259)	54,334
Other investing activities	17,162	7,818
Net investing cash flow	(86,668)	(1,581,939)
Increase (decrease) in cash and cash equivalents	26,904	(17,205)
Cash and cash equivalents, beginning of the period	678,392	806,904
Cash and cash equivalents, end of the period	705,296	789,699
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Retained Earnings $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $	Redeemable Non- controlling Interest $
Balance as at December 31, 2015	72,711	775,018	158,898	(14,891)	2,782,049	3,701,074	255,671
Net (loss) income			(120,520)		75,159	(45,361)
Reclassification of redeemable non-controlling interest in net income (note 10d)					(16,746)	(16,746)	16,746
Other comprehensive loss				(8,950)	(21,099)	(30,049)
Dividends declared			(12,780)		(87,907)	(100,687)	(16,129)
Reinvested dividends	1	3				3
Exercise of stock options and other (note 9)	102
Employee stock compensation (note 9)		5,346				5,346
Proceeds from equity offering, net of offering costs	12,832	101,900				101,900
Dilution losses on equity issuances of subsidiaries			13,422			13,422
Additions to non-controlling interest from equity contributions and other			(4,993)	1,079	194,501	190,587	(5,472)
Balance as at September 30, 2016	85,646	882,267	34,027	(22,762)	2,925,957	3,819,489	250,816
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2015, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 26, 2016. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the nine months ended September 30, 2016 are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.
One of Teekay’s publicly-listed subsidiaries, Teekay Offshore Partners, L.P. (or Teekay Offshore), considers its shuttle tankers to be comprised of two components: (i) a conventional tanker (the “tanker component”) and (ii) specialized shuttle equipment (the “shuttle component”). Teekay Offshore differentiates these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. Historically, the useful life of both components was assessed as 25 years commencing from the date the vessel is delivered from the shipyard. During the three months ended March 31, 2016, Teekay Offshore considered factors related to the ongoing use of the shuttle component and reassessed the useful life as being 20 years based on the challenges associated with adverse market conditions in the energy sector and other long term factors associated with the global oil industry. This change in estimate, commencing January 1, 2016, impacts the entire fleet of Teekay Offshore’s shuttle tanker vessels. Separately, Teekay Offshore has reviewed the depreciation of the tanker component for eight vessels in its fleet that are 17 years of age or older. Based on Teekay Offshore’s expected operating plan for these vessels, commencing January 1, 2016, it has reassessed the estimated useful life of the tanker component for these vessels as 20 years. As market conditions evolve, Teekay Offshore will continue to monitor the useful life of the tanker component for other vessels within the shuttle tanker fleet.
The effect of these changes for Teekay Offshore in estimates on the Company’s consolidated statements of income (loss), was an increase in depreciation and amortization expense and net loss of $7.3 million and $21.9 million, respectively, in the three and nine months ended September 30, 2016, and a decrease in net income and an increase in net loss attributable to shareholders of the Company of $1.9 million and $6.7 million, or $0.02 and $0.08, respectively, per basic and diluted common share, for the three and nine months ended September 30, 2016.

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Company January 1, 2018 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is evaluating the effect of adopting this new accounting guidance.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for the Company January 1, 2019 with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the effect of adopting this new accounting guidance.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for the Company January 1, 2017 with early adoption permitted. The Company expects the impact of adopting this new accounting guidance will be a change in presentation of cash payments for tax withholdings on share-settled equity awards from an operating cash outflow to financing cash outflow on the Company's statement of cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. This update is effective for the Company January 1, 2018, with a retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

3.	Segment Reporting
The Company has four primary lines of business: offshore logistics (shuttle tankers, the HiLoad DP unit, floating storage and offtake (or FSO) units, units for maintenance and safety (or UMS) and long-distance towing and offshore installation vessels), offshore production (floating production, storage and off-loading (or FPSO) units), liquefied gas carriers (liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers) and conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company allocates capital and assesses performance both from the separate perspectives of its three publicly-traded subsidiaries Teekay Offshore, Teekay LNG Partners, L.P. (or Teekay LNG), and Teekay Tankers Ltd. (or Teekay Tankers) (together, the Daughter Companies) and Teekay and its remaining subsidiaries (or Teekay Parent), as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker, is on the Daughter Companies and Teekay Parent (the Legal Entity approach) and its segments are presented accordingly. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Daughter Company and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes results for the Company’s revenues by segment for the three and nine months ended September 30, 2016 and 2015:

	Revenues
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$
Teekay Offshore
Offshore Logistics(1)	161,473	168,160	481,678	488,073
Offshore Production	121,294	137,888	378,793	377,885
Conventional Tankers(1)	3,531	8,006	16,999	24,313
	286,298	314,054	877,470	890,271

Teekay LNG
Liquefied Gas Carriers(1)	87,260	75,142	250,342	228,542
Conventional Tankers	13,398	23,273	45,328	65,807
	100,658	98,415	295,670	294,349

Teekay Tankers(2)
Conventional Tankers(1)	104,621	125,369	409,192	336,841

Teekay Parent
Offshore Production	53,592	61,568	167,398	196,895
Conventional Tankers(1)	6,982	16,236	30,566	51,122
Other	17,258	20,696	60,698	56,609
	77,832	98,500	258,662	304,626

Eliminations and other	(21,770)	(24,721)	(64,628)	(75,811)
	547,639	611,617	1,776,366	1,750,276

(1)
Certain vessels are chartered between the Daughter Companies and Teekay Parent. The amounts in the table below represent revenue earned by each segment from other segments within the group. Such intersegment revenue for the three and nine months ended September 30, 2016 and 2015 is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$
Teekay Offshore - Offshore Logistics	13,554	9,585	32,062	28,097
Teekay Offshore - Conventional Tankers	—	8,006	6,410	24,313
Teekay LNG - Liquefied Gas Carriers	9,429	7,727	28,075	27,735
Teekay Tankers - Conventional Tankers	417	—	5,405	—
Teekay Parent - Conventional Tankers	—	1,218	—	1,218
	23,400	26,536	71,952	81,363

(2)
Financial information for Teekay Tankers includes operations of the Explorer Spirit, formerly known as the SPT Explorer, and Navigator Spirit from December 18, 2015, the date Teekay Tankers acquired the vessels from Teekay Offshore.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes results for the Company’s income from vessel operations by segment for the three and nine months ended September 30, 2016 and 2015:

	Income (Loss) from Vessel Operations(1)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$
Teekay Offshore
Offshore Logistics	31,601	33,026	62,153	111,707
Offshore Production	30,929	34,695	106,953	113,381
Conventional Tankers	(791)	3,797	5,203	11,893
	61,739	71,518	174,309	236,981

Teekay LNG
Liquefied Gas Carriers	48,009	37,698	130,682	113,516
Conventional Tankers	2,625	4,499	(15,511)	17,634
	50,634	42,197	115,171	131,150

Teekay Tankers(2)
Conventional Tankers	(3,793)	44,743	80,796	128,715

Teekay Parent
Offshore Production	(13,116)	(18,012)	(39,159)	(40,252)
Conventional Tankers	(363)	324	(13,644)	3,840
Other	(5,909)	18,939	(22,163)	10,328
	(19,388)	1,251	(74,966)	(26,084)

Eliminations and other	573	1,468	5,758	3,357
	89,765	161,177	301,068	474,119

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Financial information for Teekay Tankers includes operations of the Explorer Spirit and Navigator Spirit from December 18, 2015, the date Teekay Tankers acquired the vessels from Teekay Offshore.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	September 30, 2016	December 31, 2015
	$	$
Teekay Offshore - Offshore Logistics	2,681,907	2,591,489
Teekay Offshore - Offshore Production	2,715,893	2,717,193
Teekay Offshore - Conventional Tankers	14,336	63,900
Teekay LNG - Liquefied Gas Carriers	3,813,347	3,550,396
Teekay LNG - Conventional Tankers	208,509	360,527
Teekay Tankers - Conventional Tankers	1,898,547	2,073,059
Teekay Parent - Offshore Production	654,086	710,533
Teekay Parent - Conventional Tankers	119,398	142,236
Teekay Parent - Other	10,224	17,256
Cash	705,296	678,392
Other assets not allocated	265,298	301,586
Eliminations	(134,643)	(145,319)
Consolidated total assets	12,952,198	13,061,248

4.	Investments

a)	Teekay LNG - Bahrain LNG Joint Venture

In December 2015, Teekay LNG entered into an agreement with National Oil & Gas Authority (or Nogaholding), Samsung C&T (or Samsung) and Gulf Investment Corporation (or GIC) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain. The Bahrain LNG Joint Venture is a joint venture between Nogaholding (30%), Teekay LNG (30%), Samsung (20%) and GIC (20%). The project will include an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility, and an onshore nitrogen production facility with a total LNG terminal capacity of 800 million standard cubic feet per day and will be owned and operated under a 20-year agreement commencing in late-2018 with an estimated fully-built up cost of approximately $957.3 million, which will be funded by the Bahrain LNG Joint Venture through a combination of equity capital and project-level debt through a consortium of regional and international banks. Teekay LNG will supply a floating storage unit (or FSU) in connection with this project, which will be modified specifically from one of the Teekay LNG’s nine M-type, Electronically Controlled Gas Injection (or MEGI) LNG carrier newbuildings ordered from Daewoo Shipbuilding & Marine Engineering Co., through a 20-year time-charter contract with the Bahrain LNG Joint Venture.

b)	Teekay Tankers - Principal Maritime

In August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers Corporation (or Principal Maritime). All 12 of the vessels were delivered in 2015 for a total purchase price of $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of Teekay Tankers’ Class A common stock with a value of $49.3 million. To finance the cash portion of the acquisition price, Teekay Tankers secured a $397.2 million loan facility which matured in January 2016, and which was refinanced as part of a comprehensive Teekay Tankers refinancing in January 2016 (see Note 8). The loan was fully drawn as of December 31, 2015. In addition, Teekay Tankers issued approximately 13.6 million shares of its Class A common stock for net proceeds of approximately $90.6 million, including approximately 4.5 million shares which were issued to Teekay Parent. Teekay Tankers financed the remainder of the cash purchase price with existing liquidity.

c)	Teekay Tankers - Ship-to-Ship Transfer Business

In July 2015, Teekay Tankers acquired a ship-to-ship transfer business (or SPT) from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a cash purchase price of $47.3 million (including $1.8 million for working capital). To finance this acquisition, Teekay subscribed for approximately 6.5 million shares of Teekay Tankers’ Class B common stock at a subscription price of approximately $6.99 per share. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, SPT also provides consultancy, terminal management and project development services. This acquisition establishes Teekay Tankers as a global company in the ship-to-ship (or STS) transfer business, which is expected to increase Teekay Tankers’ fee-based revenue and its overall fleet utilization. As at July 31, 2015, SPT owned and operated a fleet of six STS support vessels and had one chartered-in Aframax tanker.

The acquisition of SPT was accounted for using the acquisition method of accounting, based upon estimates of fair value.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table summarizes the final estimates of fair values of the SPT assets acquired and liabilities assumed by Teekay Tankers on the acquisition date. Such estimates of fair value were finalized in the first quarter of 2016 and resulted in an increase in goodwill of $8.1 million and a decrease in intangible assets by $8.4 million from preliminary estimates. Such changes did not have a material impact to the Company’s consolidated statements of income (loss) for the three and nine months ended September 30, 2016.

As at
July 31, 2015
ASSETS	$
Cash, cash equivalents and short-term restricted cash	1,292
Accounts receivable	10,332
Prepaid expenses and other current assets	3,763
Vessels and equipment	6,475
Other assets	143
Intangible assets subject to amortization
Customer relationships(1)	17,901
Customer contracts(1)	4,599
Goodwill(2)	8,059
Total assets acquired	52,564
LIABILITIES
Accounts payable	(3,650)
Accrued liabilities	(3,276)
Total liabilities assumed	(6,926)
Net assets acquired(3)	45,638

(1)
The customer relationships and customer contracts are being amortized over a weighted average amortization period of 10 years and 7.6 years, respectively. As at September 30, 2016, the gross carrying amount, accumulated amortization and net carrying amount were $22.5 million, $4.0 million and $18.5 million, respectively.

(2)	Goodwill recognized from this acquisition attributed to the Company’s Teekay Tankers Segment - Conventional tankers.

(3)
Prior to the SPT acquisition date, SPT had in-chartered the Explorer Spirit from the Company. Of the SPT acquisition purchase price, $1.4 million was allocated to the settlement of this pre-existing relationship. Such amount has been accounted for as a reduction to revenue on the SPT acquisition date.

Operating results of SPT are reflected in the Company’s consolidated financial statements commencing July 31, 2015, the effective date of acquisition. Pro forma revenues and net income as if the acquisition of SPT had occurred at the beginning of 2015 would not be materially different than actual operating results reported. The Company’s prior 50% interest in SPT was remeasured to its estimated fair value on the acquisition date and the resulting gain of $8.7 million was recognized in equity income in July 2015.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

5.	Equity Financing Transactions of the Daughter Companies
During the nine months ended September 30, 2016, Teekay Offshore completed private placements of preferred units, which were sold together with warrants exercisable for common units, and common units, and implemented a new continuous offering program (or COP). The following table reflects the equity financing transactions by Teekay Offshore during the nine months ended September 30, 2016:

	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received $
Nine months ended September 30, 2016
Teekay Offshore Preferred Units Offering (1)	100,000	(26,000)	(2,750)	71,250
Teekay Offshore Common Units Offering	102,041	(2,041)	(2,550)	97,450
Teekay Offshore Continuous Offering Program	21,740	(435)	(304)	21,001
Teekay Offshore Private Placement (2)	10,448	(5,070)	—	5,378

(1)
In June 2016, Teekay Offshore issued 4,000,000 of its 10.50% Series D Cumulative Convertible Perpetual Preferred Units (the Series D Preferred Units) and 4,500,000 warrants exercisable to acquire up to 4,500,000 common units at an exercise price equal to the closing price of Teekay Offshore's common units on June 16, 2016, or $4.55 per unit (the $4.55 Warrants) and 2,250,000 warrants exercisable to acquire up to 2,250,000 common units with an exercise price at a 33% premium to the closing price of Teekay Offshore's common units on June 16, 2016, or $6.05 per unit (the $6.05 Warrants) (together, the Warrants). The Warrants have a seven-year term and are exercisable any time after six months following their issuance date. The Warrants are to be net settled in either cash or common units at Teekay Offshore's option. The gross proceeds from the sale of these securities was $100.0 million ($97.2 million net of offering costs).

Teekay purchased for $26.0 million a total of 1,040,000 of Teekay Offshore's 10.50% Series D Preferred Units. Teekay also received 1,170,000 of the $4.55 Warrants and 585,000 of the $6.05 Warrants. The purchase of Teekay Offshore Series D Preferred Units has been accounted for as an equity transaction. Therefore, no gains or losses were recognized in the Company’s consolidated statements of income (loss) as a result of this purchase.
Net cash proceeds from the sale of these securities of $71.3 million, which excludes Teekay's investment, was allocated on a relative fair value basis to the Series D Preferred Units ($61.1 million), to the $4.55 Warrants ($7.0 million) and to the $6.05 Warrants ($3.1 million). The Warrants qualify as freestanding financial instruments and are accounted for separately from the Series D Preferred Units. The Series D Preferred Units are presented in the Company's consolidated balance sheet as temporary equity which is above the equity section but below the liabilities section as they are not mandatorily redeemable and the prospect of a forced redemption paid with cash due to a change of control event is not presently probable. The Warrants are recorded as non-controlling interests in the Company's consolidated balance sheets.

(2)
In August 2016, Teekay Offshore issued 2.0 million common units for a total value of $10.4 million (including the general partner's 2% proportionate capital contribution of $0.2 million) as a payment-in-kind for the distributions on Teekay Offshore's Series C-1 and D Preferred Units and Teekay Offshore's common units and general partner interest held by subsidiaries of Teekay. In June 2016, Teekay Offshore agreed with Teekay that, until the Teekay Offshore's Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to incentive distribution rights) to be paid by Teekay Offshore to Teekay or its affiliates, including the Teekay Offshore's general partner, will instead be paid in common units or from the proceeds of the sale of common units. Teekay Offshore issued Teekay 1.0 million common units (including the general partner's 2% proportionate capital contribution) as a payment-in-kind for the distribution on Teekay Offshore's Series D Preferred Units, common units and general partner interest held by Teekay and its subsidiaries.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

6.	Vessel Charters
The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at September 30, 2016, for the Company’s chartered-in and chartered-out vessels were as follows:

Vessel Charters(1)	Remainder of 2016	2017	2018	2019	2020
	(in millions of U.S. Dollars)
Charters-in – operating leases	28.4	82.6	27.4	21.8	8.3
Charters-in – capital leases(2)	9.5	61.0	57.4	30.1	30.1
	37.9	143.6	84.8	51.9	38.4

Charters-out – operating leases(3)	368.0	1,418.4	1,171.7	995.5	897.2
Charters-out – direct financing leases	18.6	209.1	174.9	40.3	40.4
	386.6	1,627.5	1,346.6	1,035.8	937.6

(1)
Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving Teekay LNG a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. This table does not include Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers (which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2015).

(2)
As at September 30, 2016, Teekay LNG was a party, as lessee, to capital leases on two Suezmax tankers, the Teide Spirit and the Toledo Spirit. Under these capital leases, the owner has the option to require Teekay LNG to purchase the two vessels. The charterer, who is also the owner, also has the option to cancel the charter contracts. The amounts in the table assume the owner will not exercise its options to require Teekay LNG to purchase either of the vessels from the owner, but rather it assumes the owner will cancel the charter contracts when the cancellation right is first exercisable, which is the thirteenth year anniversary of each respective contract in 2017 and 2018.

During the nine months ended September 30, 2016, Teekay LNG took delivery of two LNG carrier newbuildings: the Creole Spirit, in February 2016 and the Oak Spirit, in July 2016. Upon delivery of the two vessels, Teekay LNG sold them to a third party and leased them back under 10-year bareboat charter contracts ending in 2026. The bareboat charter contracts are accounted for as capital leases. The obligations of Teekay LNG under the bareboat charter contracts are guaranteed by Teekay LNG. In addition, the guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage.

(3)
The minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after September 30, 2016, revenue from unexercised option periods of contracts that existed on September 30, 2016 or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in the table have been reduced by estimated off-hire time for any period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

7.	Vessel Sales and Asset Impairments
During the three and nine months ended September 30, 2016, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Europa, which was delivered to its buyers in late-2016 and as a result, Teekay Offshore classified the vessel as held for sale on its consolidated balance sheet as at September 30, 2016. As at September 30, 2016 the carrying value of the vessel was its expected salvage value and Teekay Offshore expects to record a gain on the sale of this vessel during the fourth quarter of 2016 in a 67%-owned subsidiary of Teekay Offshore.
The Company’s consolidated statements of income (loss) for the three and nine months ended September 30, 2016 include write-downs of $7.8 million and $14.2 million, respectively, of two Medium Range (or MR) tankers in Teekay Tankers. One MR tanker was classified as held for sale at September 30, 2016 and was delivered to its buyer in November 2016. The vessel was written down to its agreed sales price. The other MR tanker was sold in August 2016 for a sales price of $14.0 million, and Teekay Tankers recognized a loss on sale of the vessel of $0.1 million. The vessel was previously written down to its agreed sales price in the second quarter of 2016. The write-down is included in the Company's Teekay Tankers Segment - Conventional Tankers.
The Company’s consolidated statement of loss for the nine months ended September 30, 2016 includes a $12.5 million write-down of one Very Large Crude Carrier (or VLCC) tanker. The Company entered into an agreement to sell this VLCC in the second quarter of 2016, at which time the vessel was written down to its agreed sales price. The sale completed in October 2016. The write-down is included in the Company's Teekay Parent Segment - Conventional Tankers. The vessel is classified as held for sale on the consolidated balance sheet as at September 30, 2016.
During the second quarter of 2016 Teekay Offshore canceled the UMS construction contracts for its two UMS newbuildings. As a result, the carrying values of these two UMS newbuildings was written down to $nil. The Company's consolidated statement of loss for the nine months ended September 30, 2016 includes a $43.7 million write-down related to these two UMS newbuildings. The write-down is included in the Company’s Teekay Offshore Segment - Offshore Logistics.
During February and March 2016, Centrofin Management Inc. (or Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its options to purchase both the Bermuda Spirit and Hamilton Spirit as permitted under the charter contract agreements. The vessels delivered to Centrofin during April and May 2016. Upon Centrofin exercising its purchase options, the vessels and

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

remaining term of the charter contracts have been reclassified as sales-type leases by Teekay LNG, which resulted in the recognition of an accounting loss of $27.4 million in the first quarter of 2016. This loss is included in the Company’s Teekay LNG Segment - Conventional Tankers.
During the nine months ended September 30, 2016, Teekay Offshore sold a 1992-built shuttle tanker, the Navion Torinita, for net proceeds of $5.0 million, which was the approximate carrying value of the vessel at the time of sale. During the three months ended March 31, 2015, the carrying value of this shuttle tanker was written down to its estimated fair value, using an appraised value as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Company’s consolidated balance sheet as at December 31, 2015. The Company’s consolidated statement of income for the nine months ended September 30, 2015 includes a $1.7 million write-down related to this vessel. The write-down is included in the Company’s Teekay Offshore Segment - Offshore Logistics.
In March 2016, the time-charter contract with a subsidiary of the Company for a 2004-built conventional tanker, the Kilimanjaro Spirit, was terminated by Teekay Offshore. Immediately following the charter termination, Teekay Offshore sold the Kilimanjaro Spirit for net proceeds of $26.7 million and also sold a 2003-built conventional tanker, the Fuji Spirit, for net proceeds of $23.7 million, which were the approximate carrying values of the vessels at the time of sale. Both vessels were classified as held for sale on the Company’s consolidated balance sheet as at December 31, 2015. As part of the sale of these vessels, Teekay Offshore is in-chartering these vessels for a period of three years each, both with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract which commenced during the second quarter of 2016, and the other vessel is currently trading in the spot conventional tanker market.
During the nine months ended September 30, 2015, the carrying value of one of Teekay Offshore's 1999-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write-down was a result of a change to the operating plan of the vessel. The Company’s consolidated statement of income for the nine months ended September 30, 2015, includes a $13.8 million write-down related to this vessel. The write-down is included in the Company’s Teekay Offshore Segment - Offshore Logistics.
During the nine months ended September 30, 2015, Teekay Offshore sold a 1997-built shuttle tanker, the Navion Svenita, for net proceeds of $8.6 million. The Company’s consolidated statement of income for the nine months ended September 30, 2015 includes a $1.6 million gain related to the sale of this vessel. This gain is included in the Company’s Teekay Offshore Segment - Offshore Logistics.

8.	Long-Term Debt

	September 30, 2016	December 31, 2015
	$	$
Revolving Credit Facilities	1,203,410	1,500,848
Senior Notes (8.5%) due January 15, 2020	592,657	592,657
Norwegian Kroner-denominated Bonds due through May 2020	626,205	621,957
U.S. Dollar-denominated Term Loans due through 2028	3,834,625	4,020,665
U.S. Dollar Bonds due through 2024	474,839	502,449
Euro-denominated Term Loans due through 2023	238,652	241,798
Total Principal	6,970,388	7,480,374
Unamortized discount and debt issuance costs	(94,334)	(96,288)
Total debt	6,876,054	7,384,086
Less current portion	(955,522)	(1,106,104)
Long-term portion	5,920,532	6,277,982
As of September 30, 2016, the Company had 13 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $1.6 billion, of which $0.4 billion was undrawn. Interest payments are based on LIBOR plus margins; at September 30, 2016 and December 31, 2015, the margins ranged between 0.45% and 4.00% and between 0.45% and 3.95%, respectively. In November 2016, Teekay LNG refinanced its $150.0 million revolving credit facility maturing in 2016 with a new $170.0 million revolving credit facility maturing in November 2017 (see Note 18e). The aggregate amount available under the Revolvers, including the impact of the refinancing completed in November 2016, is scheduled to decrease by $58.5 million (remainder of 2016), $478.6 million (2017), $669.7 million (2018), $43.0 million (2019) and $369.1 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 69 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts. Included in other security, as of September 30, 2016, are 38.2 million common units of Teekay Offshore, 25.2 million common units of Teekay LNG and 16.8 million Class A common shares in Teekay Tankers, which secure a $150.0 million revolving credit facility.
The Company’s 8.5% senior unsecured notes (or the 8.5% Notes) are due January 15, 2020 with an original principal amount of $450 million (The Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.181% of par. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Notes are an additional issuance of the

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Company's Original Notes (collectively referred to as the 8.5% Notes). The Notes were issued under the same indenture governing the Original Notes, and are fungible with the Original Notes. The discount on the 8.5% Notes is accreted through the maturity date of the notes using the effective interest rate of 8.670% per year.
The Company capitalized issuance costs relating to the 8.5% Notes of $13.8 million, which will be amortized to interest expense over the term of the 8.5% Notes. As of September 30, 2016, the unamortized balance of the capitalized issuance cost was $6.6 million which is recorded in long-term debt in the consolidated balance sheet. The 8.5% Notes rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay's subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.
Teekay Offshore and Teekay LNG issued in the Norwegian bond market a total of 5.5 billion of Norwegian Kroner (NOK) -denominated of senior unsecured bonds that mature through May 2020. Senior unsecured bonds in an aggregate principal amount of NOK 500 million matured in January 2016. As of September 30, 2016, the carrying amount of the remaining NOK 5.0 billion senior unsecured bonds was $626.2 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus margins which range from 3.70% to 5.75%. The Company entered into cross currency swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 8.84%, and the transfer of the principal amount fixed at $816.1 million upon maturity in exchange for NOK 5.0 billion (see Note 15). In June 2016 Teekay Offshore amended certain of the bond agreements to extend the maturity dates of the senior unsecured bonds. The maturity date for bonds in an aggregate principal amount of NOK 600 million was extended to November 2018, with two interim installments of NOK 180 million each due in October 2016 and October 2017. The maturity date for bonds in an aggregate principal amount of NOK 800 million was extended to December 2018, with one interim installment of NOK 160 million in January 2018 with the remaining balance of NOK 640 million repayable in December 2018 at 103%.
In October 2016, Teekay LNG issued NOK 900 million unsecured bonds that mature in October 2021 which amount is equivalent to approximately $110 million. In connection with the new bond issuance, Teekay LNG repurchased a portion of its NOK bonds maturing in May 2017, at a price equal to 101.50% of the principal amount of the repurchased bond of NOK 292 million ($36.5 million) for a total purchase price of NOK 296 million (see Note 18b).
As of September 30, 2016, the Company had 24 U.S. Dollar-denominated term loans outstanding, which totaled $3.8 billion in aggregate principal amount (December 31, 2015 – $4.0 billion). Certain of the term loans with a total outstanding principal balance of $58.3 million as at September 30, 2016 (December 31, 2015 – $48.6 million) bear interest at a weighted-average fixed rate of 2.9% (December 31, 2015 – 4.0%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At September 30, 2016 and December 31, 2015, the margins ranged between 0.3% and 3.5%. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 21 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 47 (December 31, 2015 – 67) of the Company’s vessels, together with certain other security. In addition, at September 30, 2016, all but $58.5 million (December 31, 2015 – $64.6 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.
During May 2014, Teekay Offshore issued $300 million of five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of September 30, 2016, the carrying amount of the bonds was $300 million. The bonds were listed on the New York Stock Exchange in June 2014. The interest payments on the bonds are fixed at a rate of 6.0%.
In September 2013 and November 2013, Teekay Offshore issued a total of $174.2 million of ten-year senior bonds that mature in December 2023 and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. Teekay Offshore makes semi-annual repayments on the bonds and as of September 30, 2016, the carrying amount of the bonds was $149.4 million.
In February 2015, Teekay Offshore issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As of September 30, 2016, the carrying amount of the bonds was $25.4 million. The interest payments on the bonds are fixed at an annual rate of 4.27%. The bonds are collateralized by a first-priority mortgage on the Dampier Spirit FSO unit together with other related security and are guaranteed by Teekay Offshore.
Teekay LNG has two Euro-denominated term loans outstanding, which, as at September 30, 2016, totaled 212.4 million Euros ($238.7 million) (December 31, 2015 – 222.7 million Euros ($241.8 million)). Interest payments on the loans are based on EURIBOR plus margins. At September 30, 2016 and December 31, 2015, the margins ranged between 0.6% and 2.25%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other related security, and are guaranteed by Teekay LNG and one of its subsidiaries.
Both the Euro-denominated term loans and the NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized foreign exchange gains (losses) of $6.1 million (2015 – $(20.2) million) and $(19.6) million (2015 – $(4.3) million) during the three and nine months ended September 30, 2016, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at September 30, 2016 was 3.8% (December 31, 2015 – 3.4%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).
The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to September 30, 2016, including the impact of Teekay LNG's NOK bond refinancing completed in October 2016 and the revolving credit facility refinancing completed in November 2016, are $0.3 billion (remainder of 2016), $1.1 billion (2017), $1.7 billion (2018), $1.0 billion (2019), $1.2 billion (2020) and $1.8 billion (thereafter).
Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and 11 loan agreements require the maintenance of vessel market value to loan ratios. As at September 30, 2016, these ratios ranged from 106% to 352% compared to their minimum required ratios of 105% to 125%. As at September 30, 2016, the one revolver with a minimum hull coverage ratio requirement of 105% had an outstanding balance of $78.6 million (December 31, 2015 - $84.0 million) and a hull coverage ratio of 106% (December 31, 2015 - 138%). In October 2016, the Company prepaid $5.0 million of the remaining revolver balance, and as a result of the payment, the pro forma hull coverage ratio increased to 114%. The vessel values used in these ratios are the appraised values prepared by the Company based on second-hand sale and purchase market data. Changes in the conventional tanker, FPSO, towage, UMS, shuttle tankers, and LNG/LPG carrier markets could negatively affect the Company's compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at September 30, 2016 and December 31, 2015, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at September 30, 2016, this aggregate amount was $368.2 million (December 31, 2015 - $410.5 million). As at September 30, 2016, the Company was in compliance with all covenants required by its credit facilities and other long-term debt.

9.	Capital Stock
The authorized capital stock of Teekay at September 30, 2016 and December 31, 2015 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at September 30, 2016, Teekay had no shares of preferred stock issued.
During the nine months ended September 30, 2016, Teekay issued 0.1 million shares of common stock upon the exercise or issuance of stock options, restricted stock units and restricted stock awards. During the nine months ended September 30, 2016, Teekay issued approximately 12.0 million shares of common stock in a private placement for net proceeds of approximately $96.2 million.
In 2016, Teekay implemented a continuous offering program (or COP) under which Teekay may issue new common stock, at market prices up to a maximum aggregate amount of $50.0 million. During the nine months ended September 30, 2016, Teekay sold an aggregate of 0.8 million shares of common stock under the COP, generating net proceeds of approximately $5.7 million (net of approximately $0.1 million of offering costs). Teekay used the net proceeds from the issuance of these shares of common stock for general corporate purposes.
During the nine months ended September 30, 2016 and 2015, the Company granted 913,688 and 265,135 stock options with exercise prices of $9.44 and $43.99 per share, respectively, 242,410 and 63,912 restricted stock units with fair values of $2.3 million and $2.9 million, respectively, 311,691 and 61,774 performance shares with fair values of $3.6 million and $3.4 million, respectively, and 67,000 and 22,502 shares of restricted stock awards with fair values of $0.6 million and $1.0 million, respectively, to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit, restricted stock award and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance shares vest three years from the grant date. Upon vesting, the value of the restricted stock units, restricted stock awards and performance shares are paid to each grantee in the form of shares or cash. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.
The weighted-average grant-date fair value of stock options granted during March 2016 was $3.60 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 55.1%; expected life of 5.5 years; dividend yield of 3.2%; risk-free interest rate of 1.3%; and estimated forfeiture rate of 7.1%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.
Share-based Compensation of Subsidiaries
During the nine months ended September 30, 2016 and 2015, 76,084 and 14,603 common units of Teekay Offshore, 32,723 and 10,447 common units of Teekay LNG and 9,358 and 51,948 shares of Class A common stock of Teekay Tankers, respectively, with aggregate values of $0.7 million and $1.0 million, respectively, were granted and issued to the non-management directors of the general partners of Teekay Offshore and Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2016 and 2015.
Teekay Offshore, Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Offshore, Teekay LNG and Teekay Tankers. During March 2016 and 2015, Teekay Offshore and Teekay LNG granted phantom unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 601,368 and 102,834 common units of Teekay Offshore, 132,582 and 32,054 common units of Teekay LNG and 279,980 and 192,387 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $4.9 million and $4.2 million, respectively, based on Teekay Offshore, Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each phantom unit or restricted stock unit is equal in value to one of Teekay Offshore’s, Teekay LNG’s or Teekay Tankers’ common units or common shares plus

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service, is canceled, unless their termination arises as a result of the recipient’s retirement, in which case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax. During March 2016, Teekay Tankers granted 216,043 stock options with an exercise price of $3.74 per share to an officer of Teekay Tankers. Each stock option granted in March 2016 has a ten-year term and vests equally over three years from the grant date. During March 2015, Teekay Tankers granted 58,434 stock options with an exercise price of $5.39 per share to an officer of Teekay Tankers. Each stock option granted in March 2015 has a ten-year term and vests equally over three years from the grant date.

10.	Commitments and Contingencies

a.	Vessels Under Construction
As at September 30, 2016, the Company was committed to the construction of nine LNG carriers, three long-haul towage vessels, three shuttle tankers, one FSO conversion and one FPSO upgrade for a total cost of approximately $2.8 billion, excluding capitalized interest and other miscellaneous construction costs. Three LNG carriers are scheduled for delivery in 2017, four LNG carriers are scheduled for delivery in 2018 and two LNG carriers are scheduled for delivery in 2019. One long-haul towage vessel delivered in September 2016. The remaining three long-haul towage vessels are scheduled for delivery during the first half of 2017, the one FSO conversion is scheduled for completion in early-2017 and the one FPSO upgrade is scheduled for completion in early-2017. As at September 30, 2016, payments made towards these commitments totaled $852.6 million (excluding $11.2 million of capitalized interest and other miscellaneous construction costs). As at September 30, 2016, the remaining payments required to be made under these newbuilding and conversion capital commitments were $107.1 million (remainder of 2016), $1,063.0 million (2017), $577.4 million (2018), and $237.9 million (2019). During the second quarter of 2016, Teekay Offshore's subsidiary, Logitel Offshore Holding AS (or Logitel), canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and the Nantong Spirit (see Note 10c).

b.	Joint Ventures

Teekay LNG’s share of commitments to fund newbuilding and other construction contract costs as at September 30, 2016 are as follows:

	Total	Remainder of 2016	2017	2018	2019	2020
	$	$	$	$	$	$
Equity accounted joint ventures (i)	1,507,206	119,277	346,095	532,209	309,720	199,905

(i)
The commitment amounts relating to Teekay LNG’s share of costs for newbuilding and other construction contracts in Teekay LNG’s equity accounted joint ventures are based on Teekay LNG’s ownership percentage in each respective joint venture as of September 30, 2016. These commitments are described in more detail in Note 16 of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2015. As of September 30, 2016, based on the Teekay LNG's ownership percentage in each respective joint venture, Teekay LNG's equity accounted joint ventures have secured $269 million of financing related to $236 million of LNG and LPG carrier newbuilding commitments included in the table above.

In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture of Teekay Offshore and Odebrecht Oil and Gas S.A. (or OOG) on behalf of its field license partners. The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in mid-2017 under a 12-year fixed-rate contract with a consortium led by Petroleo Brasileiro SA (or Petrobras). The FPSO conversion is expected to cost approximately $1.0 billion. As at September 30, 2016, payments made by the joint venture towards these commitments totaled $596.9 million and the remaining payments required to be made by the joint venture are $117.7 million (remainder of 2016) and $290.0 million (2017). The joint venture secured a long-term debt facility in 2015 providing total borrowings of up to $804 million for the FPSO conversion, of which $363.3 million was undrawn as at September 30, 2016. During 2016, as a result of certain defaults on interest payments by an OOG affiliate which OOG had guaranteed, the Libra Joint Venture was required to obtain cross default waivers from the lenders of the construction period loan facility. The current waiver is effective until the earlier of December 19, 2016 and the date on which the debt of the OOG’s affiliate is accelerated by its lenders. Although the Libra Joint Venture expects to obtain further cross default waivers from the facility lenders, a failure to do so could adversely affect its ability to fund and complete the Libra FPSO conversion.

c.	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, other than with respect to the items noted below, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.
Cancellation of two UMS newbuilding contracts
In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS. As part of this transaction, Teekay Offshore assumed three UMS newbuilding contracts ordered from the COSCO (Nantong) Shipyard (or COSCO) in China. Teekay Offshore took delivery of one of the UMS newbuildings, the Arendal Spirit, in February 2015.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In June 2016, Teekay Offshore canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and Nantong Spirit. As a result of this cancellation during the second quarter of 2016, Teekay Offshore wrote-off $43.7 million of the assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets. In addition, the estimate of potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single purpose subsidiary that is a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred.
The estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, which will ultimately be decided upon between the parties, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. Teekay Offshore estimates that the amount of potential damages related to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single purpose subsidiary that is a party to the Nantong Spirit newbuilding contract.
During September 2016, Sevan Marine ASA (or Sevan) commenced an action against Logitel in the Oslo District Court. The action relates to the agreements between Sevan and CeFront Technology AS (or CeFront), related to the 2013 transfer to Logitel Offshore Pte. Ltd. or its wholly-owned subsidiaries (collectively Logitel Offshore) of two hulls to be converted into UMS, including the $60 million bond loan (of which $41 million was a vendor credit and $19 million was a cash loan) granted by a Sevan affiliate to Logitel (or the 2013 Transaction). The action also relates to agreements between Sevan and Teekay Offshore entered into in connection with a 2014 transaction whereby Teekay Offshore acquired Logitel from CeFront (or the 2014 Transaction). Sevan has claimed that the $60 million bond loan to Logitel contravened certain provisions of the Norwegian Corporate Law and thus, Sevan is entitled to the remaining payment of $50 million plus interest set at the court’s discretion. Logitel intends to dispute these claims. In addition, Sevan has presented Teekay Offshore with a formal notice of claim and request for arbitration seeking $10 million for license and services fees, which Sevan claims is payable in connection with the delivery of the Arendal Spirit. The parties are in the process of selecting an arbitration tribunal and exchanging information on their respective calculations of the amount of license and service fees that may be due.
In addition, Teekay Offshore received a demand letter from CeFront in September 2016, which claims that $2.7 million is due under a management agreement and $3.7 million will fall due by May 2017 under this agreement. Such letter also claims that $3.3 million is due for the earn-out provisions of the contracts related to the Arendal Spirit and $20.2 million is due or will become due related to the earn-out provisions of the contracts for the Stavanger Spirit and Nantong Spirit. Teekay Offshore intends to dispute these claims. Uncertainty exists as to the ultimate resolution of these claims.
As at September 30, 2016, Teekay Offshore has accrued $61.1 million in the aggregate related to the above claims and potential claims related to Logitel from Sevan, COSCO and CeFront.

Piranema Spirit FPSO Contract

In March 2016, Petrobras claimed that Teekay Offshore’s November 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s employment should have resulted in a corresponding 2.0% rate reduction on the FPSO contract with Petrobras. Teekay Offshore has estimated the maximum amount of the claim at $7.5 million, consisting of $5.3 million (which is the amount accrued by Teekay Offshore as at September 30, 2016) from a return of 2.0% of the charter hire previously paid by Petrobras to Teekay Offshore for the period from November 2011 up to September 30, 2016, and $2.2 million from a 2.0% reduction of future charter hire to the end of the term of the FPSO contract with Petrobras.

Damen Shipyard Group

In December 2014, Teekay Offshore acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million. The Petrojarl I is undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) in the Netherlands with an estimated total cost of approximately $350 million, which includes the cost of acquiring the Petrojarl I. The FPSO is expected to commence operations in the second half of 2017 under a five-year charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). As at September 30, 2016, payments made towards these commitments, including the acquisition of the Petrojarl I FPSO unit from Teekay Corporation, totaled $237.8 million and the remaining payments required to be made are estimated to be $5.0 million in 2016, with the balance to be paid in 2017. Teekay Offshore has financed $171.2 million of the Pertrojarl I FPSO upgrade cost through a fully-drawn long-term loan. Due to project delays in the delivery of the unit resulting from shipyard delays, an increased scope of work relating to field-specific requirements and the age of the unit, Teekay Offshore is currently in discussions with QGEP, Damen and its lenders in the Petrojarl I loan facility to agree on revised delivery/acceptance dates for the unit and other terms associated with the charter, shipyard contract and loan facility. In October 2016, the lenders agreed to extend the availability date of the loan for two months and in December 2016, they agreed to extend the availability date for another two months, as the loan was subject to a mandatory prepayment provision in early October 2016 if the unit was not accepted by QGEP by then. This interim extension until February 2017, provides time for Teekay Offshore to negotiate a revised schedule for the delivery of the unit and thereafter, amend the loan facility accordingly to reflect the revised delivery schedule.

STX Offshore & Shipbuilding Co.

In April 2013, four special purpose subsidiary companies of Teekay Tankers entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

At the same time, Teekay Tankers entered into an Option Agreement with STX allowing Teekay Tankers to order up to 12 additional vessels. The payment of Teekay Tankers’ first shipyard installment was contingent on Teekay Tankers receiving acceptable refund guarantees for the shipyard installment payments. At around the same time, however, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s ability to obtain the necessary refund guarantees in respect of the four firm shipbuilding contracts was severely affected. In October and November 2013, Teekay Tankers exercised its rights under the Option Agreement to order eight additional newbuildings. The further required shipbuilding contracts were not entered into by STX within the timeframe specified in the Option Agreement. By December 2013, Teekay Tankers had determined that there was no prospect of the refund guarantees being provided under any of the firm shipbuilding contracts, and by February 2014 determined there was no prospect of the same in respect of the further contracts to be entered pursuant to the Option Agreement or of that agreement being otherwise performed by STX. In December 2013, the subsidiaries of Teekay Tankers gave STX notice that it was treating STX as having repudiated the four firm shipbuilding contracts. In February 2014, Teekay Tankers gave STX notice that it was treating STX as having repudiated the Option Agreement. In February and March 2014, Teekay Tankers and its subsidiaries commenced legal proceedings against STX for damages. This involved arbitration proceedings in London in respect of the four firm shipbuilding contracts and English High Court proceedings in respect of the Option Agreement. In November 2014, Teekay Tankers, on behalf of the subsidiaries, placed $0.6 million in an escrow account as cash security in respect of STX’s legal costs relating to the arbitration proceedings. These funds were classified as cash and cash equivalents in Teekay Tankers’ consolidated balance sheets as of December 31, 2015.

On February 15, 2016, Teekay Tankers’ subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of the four firm shipbuilding contracts. As a result, Teekay Tankers’ subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. Teekay Tankers and its subsidiaries are also pursuing other routes to enforce the awards against STX. Additionally, the $0.6 million cash deposit was refunded to Teekay Tankers in March 2016.

The trial in the English High Court in respect of the Option Agreement commenced on April 11, 2016. STX has filed for bankruptcy protection and as of September 30, 2016, all Korean enforcement actions are stayed. STX has also instructed its London lawyers to have that protection recognized in England and Wales. While Teekay Tankers is awaiting the decision of the High Court on the Option Agreement, Teekay Tankers will not be in a position to take any further action on enforcement and recognition in the UK or Korea while the bankruptcy protection remains in place. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection.

Class Action Complaint

Following the Company’s announcement in December 2015 that its Board of Directors had approved a plan to reduce Teekay’s quarterly dividend from $0.55 per share to $0.055 per share, commencing with the fourth quarter of 2015 dividend payable in February 2016 and the subsequent decline of the price of the Company’s common stock, a class action complaint was filed on March 1, 2016 in the U.S. District Court for the District of Connecticut against the Company and certain of its officers. The complaint includes claims that the Company and certain of its officers violated Section 10(b) of the Securities Exchange Act 1934 and Rule 10b-5 promulgated thereunder. In general, the complaint alleges the Company and certain of its officers violated federal securities laws by making materially false and misleading statements regarding the Company’s ability and intention to maintain a quarterly dividend of at least $0.55 per share, thereby artificially inflating the price of its common stock. The plaintiffs are seeking unspecified monetary damages, including reasonable costs and expenses incurred in this action. The Company plans to vigorously defend against the claims and recently succeeded in a motion to move the court venue to Washington State. Based on the early stage of this action and evaluation of the facts available at this time, the amount or range of reasonably possible losses to which the Company is exposed cannot be estimated and the ultimate resolution of this matter and the associated financial impact to the Company, if any, remains uncertain at this time. The Company maintains a Directors and Officers insurance policy that provides a fixed amount of coverage for such claims, subject to coverage defenses, and a deductible to be paid by the Company.

Teekay Nakilat Capital Lease

Teekay LNG owns a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture) that was the lessee under three separate 30-year capital lease arrangements with a third party for the three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leasing arrangements in respect of the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain its agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit to the lessor as security against any future claims and recorded as part of restricted cash - long-term in the Company's consolidated balance sheets.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC, with the lessor and lessee choosing not to appeal further. That case concluded that capital allowances were not available to the lessor.  On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessor. The Teekay Nakilat Joint Venture does not accept this contention and has informed HMRC of this position. It is uncertain at this time whether the Teekay Nakilat Joint Venture would eventually prevail in court. If the former lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, Teekay LNG’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

d.	Redeemable Non-Controlling Interest
During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67%-owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. This redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at September 30, 2016.
In July 2015, Teekay Offshore issued 10.4 million of its 8.60% Series C Cumulative Convertible Perpetual Preferred Units (or Series C Preferred Units) in a private placement for net proceeds of approximately $249.8 million. The terms of the Series C Preferred Units provided that at any time after the 18-month anniversary of the closing date, at the election of each holder, the Series C Preferred Units could be converted on a one-for-one basis into common units of Teekay Offshore. In addition, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeded $35.925, Teekay Offshore had the option to convert the Series C Preferred Units into common units. Distributions on the Series C Preferred Units were cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. The Series C Preferred Units could be redeemed in cash if a change of control occurred in Teekay Offshore.
In June 2016, Teekay Offshore and the unitholders of the Series C Preferred Units exchanged approximately 1.9 million of the Series C Preferred Units for approximately 8.3 million common units of Teekay Offshore. The number of common units issued consists of the approximately 1.9 million common units that would have been issuable under the original conversion terms of the Series C Preferred Units plus an additional approximately 6.4 million common units to induce the exchange (the Inducement Premium). The value of the additional 6.4 million common units on the date of conversion was approximately $37.7 million, of which $26.7 million has been charged to non-controlling interest and $11.0 million has been charged to retained earnings on the Company's consolidated balance sheet.
In June 2016, Teekay Offshore and the unitholders of the Series C Preferred Units also exchanged the remaining approximately 8.5 million Series C Preferred Units for approximately 8.5 million Series C-1 Preferred Units. The terms of the Series C-1 Preferred Units are equivalent to the terms of the Series C Preferred Units, with the exception that at any time after the 18-month anniversary of the original Series C Preferred Units closing date, at the election of each holder, each Series C-1 Preferred Unit is convertible into 1.474 common units of Teekay Offshore. In addition, if a unitholder of the Series C-1 Preferred Units elects to convert their Series C-1 Preferred Units into common units of Teekay Offshore, Teekay Offshore now has the option to redeem these Series C-1 Preferred Units for cash based on the closing market price of the common units of Teekay Offshore instead of common units. Furthermore, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeds 150% of $16.25 per unit, Teekay Offshore has the option to convert the Series C-1 Preferred Units into common units. In addition, unlike the Series C Preferred Units, for which distributions were to be paid in cash, quarterly distributions on the Series C-1 Preferred Units for the eight consecutive quarters ending March 31, 2018 may be paid in Teekay Offshore's sole discretion, in cash, common units (at a discount of 2% to the 10-trading day volume weighted average price ending on the distribution declaration date) or a combination of cash and common units (at the same discount), and thereafter, the distributions will be paid in cash. Consistent with the terms of the Series C Preferred Units, the Series C-1 Preferred Units may be redeemed in cash if a change of control occurs in Teekay Offshore. As a result, the Series C-1 Preferred Units are included on the Company’s consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section. The exchange of the Series C Preferred Units for Series C-1 Preferred Units has been accounted for as an extinguishment of the Series C Preferred Units and the issuance of the Series C-1 Preferred Units. As a result, the excess of the carrying value of the Series C Preferred Units over the fair value of the Series C-1 Preferred Units was approximately $20.6 million, of which $14.6 million was accounted for as an increase to non-controlling interest and $6.0 million as an increase to retained earnings on the Company's consolidated balance sheet (the Exchange Contribution).
In June 2016, Teekay Offshore issued 4.0 million of its 10.50% Series D Preferred Units, of which 1,040,000 of the Series D Preferred Units were purchased by Teekay. Teekay Offshore pays to holders of the Series D Preferred Units a cumulative, quarterly cash distribution in arrears at an annual rate of 10.5%. However, Teekay Offshore may elect, in its sole discretion, to pay the quarterly distributions for the first eight consecutive quarters following issuance with common units in cash, common units (at a discount of 4% to the 10-trading day volume weighted average price ending on the distribution declaration date) or a combination of cash and common units (at the same discount), and thereafter the distributions will be paid in cash. The Series D Preferred Units have no mandatory redemption date, but they are redeemable at Teekay Offshore's option after June 29, 2021 for a 10% premium to the liquidation value and for a 5% premium to the liquidation value any time after June 29, 2022. The Series D Preferred Units are exchangeable into common units of Teekay Offshore at the option of the holder at any time after June 29, 2021, based on the 10-trading day volume weighted average price at the time of the notice of exchange or $4.00. A change of control event involving the purchase of at least 90% of the common units would result in the Series D Preferred Units being redeemable for cash. As a result, the Series D Preferred Units, net of Teekay's units, are included on the Company’s consolidated balance sheet as part of temporary equity which is above the equity section but below the liabilities section.

e.	Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

11.	Financial Instruments

a.	Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015.
The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		September 30, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	855,367	855,367	855,107	855,107
Derivative instruments (note 15)
Interest rate swap agreements – assets(1)	Level 2	1,398	1,398	6,136	6,136
Interest rate swap agreements – liabilities(1)	Level 2	(472,672)	(472,672)	(370,952)	(370,952)
Cross currency interest swap agreement(1)	Level 2	(218,865)	(218,865)	(312,110)	(312,110)
Foreign currency contracts	Level 2	2,245	2,245	(18,826)	(18,826)
Stock purchase warrants	Level 3	1,434	1,434	10,328	10,328
Time-charter swap agreement	Level 3	1,554	1,554	—	—
Logitel contingent consideration (see below)	Level 3	—	—	(14,830)	(14,830)
Non-recurring
Vessels and equipment	Level 2	—	—	100,600	100,600
Vessels held for sale (note 7)	Level 2	82,252	82,252	55,450	55,450
Other
Loans to equity-accounted investees and joint venture partners – Current	(2)	12,378	(2)	7,127	(2)
Loans to equity-accounted investees and joint venture partners – Long-term	(2)	198,524	(2)	184,390	(2)
Liabilities associated with assets held for sale (note 7)	Level 2	(6,211)	(6,211)	—	—
Long-term receivable included in accounts receivable and other assets(3)	Level 3	12,259	12,244	16,453	16,427
Long-term debt – public (note 8)	Level 1	(1,499,577)	(1,356,925)	(1,493,915)	(1,161,729)
Long-term debt – non-public (note 8)	Level 2	(5,376,477)	(5,239,300)	(5,890,171)	(5,881,483)

(1)
The fair value of the Company's interest rate swap agreements at September 30, 2016 includes $19.8 million (December 31, 2015 - $21.7 million) accrued interest expense which is recorded in accrued liabilities on the consolidated balance sheets.

(2)
In the consolidated financial statements, the Company’s loans to and equity investments in equity-accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the loans to joint venture partners together with the joint venture partner’s equity investment in joint ventures form the net aggregate carrying value of the Company’s interest in the joint ventures. The fair value of the individual components of such aggregate interests is not determinable.

(3)
As at September 30, 2016 the estimated fair value of the non-interest bearing receivable from BG Norge Limited (or BG) is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of September 30, 2016 was $12.2 million (December 31, 2015 – $16.4 million) using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from BG, the discount rate is based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Time-charter swap agreement - Changes in fair value during the three and nine months ended September 30, 2016 for Teekay Tankers' time-charter swap agreement, which is described in Note 15 below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months	Nine Months
	Ended	Ended
	September 30, 2016	September 30, 2016
	$	$
Fair value asset - beginning of the period	1,345	—
Settlements	(1,096)	(1,222)
Realized and unrealized gain	1,305	2,776
Fair value asset - at the end of the period	1,554	1,554

The estimated fair value of the time-charter swap agreement is based in part upon the Company’s projection of future Aframax spot market tanker rates, which has been derived from current Aframax spot market tanker rates and estimated future rates, as well as an estimated discount rate. The estimated fair value of the time-charter swap agreement as of September 30, 2016 is based upon an estimated average daily tanker rate of approximately $19,000 over the remaining duration of the contract. In developing and evaluating this estimate, the Company considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.
Stock purchase warrants – During January 2014, the Company received from Tanker Investments Ltd. (or TIL) stock purchase warrants entitling it to purchase up to 1.5 million shares of common stock of TIL (see Note 15). The estimated fair value of the stock purchase warrants was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of these stock purchase warrants as of September 30, 2016 is based on the historical volatility of the comparable companies of 45.6%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.
Changes in fair value during the three and nine months ended September 30, 2016 and 2015 for the Company’s derivative instruments, the TIL stock purchase warrants, which are described below and are measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Fair value at the beginning of the period	1,833	11,051	10,328	9,314
Unrealized (loss) gain included in earnings	(399)	(209)	(8,894)	1,528
Fair value at the end of the period	1,434	10,842	1,434	10,842
Contingent consideration liability – In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS, from CeFront for $4.0 million, which was paid in cash at closing, plus a commitment to pay an additional amount of up to $27.6 million, depending on certain performance criteria.
During the second quarter of 2016, Teekay Offshore canceled the UMS construction contracts for its two remaining UMS newbuildings. This is expected to eliminate any future purchase price contingent consideration payments. Consequently, the contingent liability was reversed in the second quarter of 2016. The gain associated with this reversal is included in Other gain (loss) on the Company's consolidated statements of income (loss) for the nine months ended September 30, 2016.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Changes in the estimated fair value of Teekay Offshore’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the three and nine months ended September 30, 2016 and 2015 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Balance at beginning of period	—	(15,292)	(14,830)	(21,448)
Adjustment to Liability	—	—	—	2,569
Settlement of liability	—	—	—	3,540
Gain (loss) included in Other income - net (note 13)	—	(253)	14,830	(206)
Balance at end of period	—	(15,545)	—	(15,545)

b.	Financing Receivables
The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	September 30, 2016	December 31, 2015
			$	$
Direct financing leases	Payment activity	Performing	667,348	684,129
Other loan receivables
Loans to equity-accounted investees and joint venture partners	Other internal metrics	Performing	210,902	191,517
Long-term receivable included in other assets	Payment activity	Performing	18,133	37,032
			896,383	912,678

12.	Restructuring Charges
During the three and nine months ended September 30, 2016, the Company recorded restructuring charges of $3.1 million and $22.9 million, respectively. The restructuring charges primarily relate to the closure of two offices and seafarers' severance amounts related to the tug business in Western Australia, reorganization of the Company’s FPSO business to create better alignment with the Company’s offshore operations, and reductions to charges previously accrued. The charges related to the seafarers' severance are expected to be partly recovered from the customer and the recovery is included in revenues on the consolidated statements of income (loss).
During the three and nine months ended September 30, 2015, the Company recorded restructuring charges of $4.0 million and $12.4 million, respectively. The restructuring charges during the three and nine months ended September 30, 2015 relate to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract, the reorganization of the Company’s marine operations and corporate services, and the change in crew on a vessel as requested by a charterer. The actual restructuring charges relating to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract and the change in crew on a vessel as requested by a charterer in the amount of $7.9 million were fully reimbursed to the Company by the charterers and the net reimbursement is included in revenues on the consolidated statements of income (loss).
At September 30, 2016 and December 31, 2015, $5.2 million and $3.2 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

13.	Other Gain (Loss)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Write-off of contingent consideration liability (note 10c)	—	—	36,333	—
Accrual of contingent liability (note 10c)	—	—	(57,950)	—
Miscellaneous income (loss)	480	(164)	811	(178)
Other gain (loss)	480	(164)	(20,806)	(178)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

14.	Accumulated Other Comprehensive Loss
As at September 30, 2016 and December 31, 2015, the Company’s accumulated other comprehensive loss consisted of the following components:

	September 30,	December 31,
	2016	2015
	$	$
Unrealized loss on qualifying cash flow hedging instruments	(9,048)	(419)
Pension adjustments, net of tax recoveries	(15,184)	(15,850)
Unrealized loss on marketable securities	(414)	(463)
Foreign exchange gain on currency translation	1,884	1,841
	(22,762)	(14,891)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

15.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk
The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at September 30, 2016, the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount Of Asset (Liability) $	Expected Maturity
	Contract Amount in Foreign Currency	Average Forward Rate (1)		2016	2017
				$	$
Euro	2,250	0.92	85	2,447	—
Norwegian Kroner	631,000	8.21	2,228	25,264	51,592
Singapore Dollar	14,026	1.35	(68)	10,361	—
			2,245	38,072	51,592

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2017 through 2020. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2017 through 2020. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2017 through 2020. As at September 30, 2016, the Company was committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) $
Notional Amount NOK	Notional Amount USD	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining (Term (years)
700,000	125,000	NIBOR	5.25%	6.88%	(39,059)	0.6
900,000	150,000	NIBOR	4.35%	6.43%	(41,722)	1.9
1,000,000	134,000	NIBOR	3.70%	5.92%	(12,826)	3.6
600,000 (1)(2)	101,351	NIBOR	5.75%	8.84%	(30,393)	2.2
800,000 (1)(3)	143,536	NIBOR	5.75%	7.58%	(48,454)	2.3
1,000,000	162,200	NIBOR	4.25%	7.45%	(46,411)	2.3
					(218,865)

(1)	Notional amount reduces equally with NOK bond repayments (see Note 8).

(2)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million (see Note 8).

(3)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million (see Note 8).
In connection with Teekay LNG's NOK 900 million bond issuance in October 2016, Teekay LNG entered into cross-currency swaps to economically hedge the foreign currency exposure on the payment of interest and principal of its NOK-denominated bonds maturing in 2021 (see Note 18b).

Interest Rate Risk
The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As at September 30, 2016, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	3,215,801	(370,909)	4.7	3.3
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	717,629	(41,904)	4.3	2.6
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	155,000	(7,268)	0.6	2.2
U.S. Dollar-denominated interest rate swaption (4)	LIBOR	155,000	21	0.6	3.3
U.S. Dollar-denominated interest rate swaption (5)	LIBOR	160,000	(6,291)	1.3	2.0
U.S. Dollar-denominated interest rate swaption (5)	LIBOR	160,000	458	1.3	3.1
U.S. Dollar-denominated interest rate swaption (6)	LIBOR	160,000	(5,387)	1.8	1.8
U.S. Dollar-denominated interest rate swaption (6)	LIBOR	160,000	919	1.8	2.9
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (7) (8)	EURIBOR	238,652	(40,913)	4.2	3.1
			(471,274)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of September 30, 2016, ranged from 0.3% to 4.00%.

(2)	Includes a swap in which the principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.

(3)
Inception dates range from October 2016 to April 2018. Interest rate swaps with an aggregate principal amount of $320 million are being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2017 to 2024. These interest rate swaps are subject to mandatory early termination in 2017 and 2018 whereby the swaps will be settled based on their fair value at that time.

(4)
During June 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in April 2017 to enter into an interest rate swap at a fixed rate of 3.34% with a third party, and the third party has a one-time option in April 2017 to require Teekay LNG to enter into an interest swap at a fixed rate of 2.15%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in April 2017 for the fair value of the interest rate swap, in lieu of taking delivery of the actual interest rate swap.

(5)
During August 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in January 2018 to enter into an interest rate swap at a fixed rate of 3.10% with a third party, and the third party has a one-time option in January 2018 to require Teekay LNG to enter into an interest rate swap at a fixed rate of 1.97%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in January 2018 for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap.

(6)
During October 2015, as part of its hedging program, Teekay LNG entered into interest rate swaption agreements whereby it has a one-time option in July 2018 to enter into an interest rate swap at a fixed rate of 2.935% with a third party, and the third party has a one-time option in July 2018 to require Teekay LNG to enter into an interest rate swap at a fixed rate of 1.83%. If Teekay LNG or the third party exercises its option, there will be a cash settlement in July 2018 for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap.

(7)	Principal amount reduces monthly to 70.1 million Euros ($78.8 million) by the maturity dates of the swap agreements.

(8)	Principal amount is the U.S. Dollar equivalent of 212.4 million Euros.

Stock Purchase Warrants

In January 2014, Teekay and Teekay Tankers formed TIL. Teekay and Teekay Tankers purchased an aggregate of 5.0 million shares of TIL’s common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL, which represents a total investment by Teekay and Teekay Tankers of $50.0 million. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in NOK, Teekay and Teekay Tankers may also exercise their stock purchase warrants at 61.67 NOK per share. The estimated fair value of the warrants on issuance was $6.8 million and was included in other income in the consolidated statements of (loss) income. The stock purchase warrants vest in four equally sized tranches and as at September 30, 2016, two tranches had vested. If the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in NOK, each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019. The fair value of the stock purchase warrants at September 30, 2016 was $1.4 million. The Company reports the unrealized gains from the stock purchase warrants in realized and unrealized losses on non-designated derivatives in the consolidated statements of income (loss).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Time-charter Swap

Effective June 1, 2016, Teekay Tankers entered into a time-charter swap agreement for 55% of two Aframax-equivalent vessels. Under such agreement, Teekay Tankers will receive $27,776 per day, net of a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax-equivalent vessels employed in Teekay Tankers' Aframax revenue sharing pooling arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. The purpose of the agreement is to reduce Teekay Tankers’ exposure to spot tanker market rate variability for certain of its vessels that are employed in the Aframax revenue sharing pooling arrangement. Teekay Tankers has not designated, for accounting purposes, the time-charter swap as a cash flow hedge.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Prepaid Expenses and Other	Other Non-Current Assets	Accrued Liabilities and Other	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$	$	$
As at September 30, 2016
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(199)	(722)	(12,707)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	2,723	257	—	(735)	—
Interest rate swap agreements	21	1,475	(16,238)	(79,720)	(363,184)
Cross currency swap agreements	—	—	(3,365)	(61,564)	(153,936)
Stock purchase warrants	—	1,434	—	—	—
Time-charter swap agreement	1,554	—	—	—	—
	4,298	3,166	(19,802)	(142,741)	(529,827)
As at December 31, 2015
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	—	(338)	(777)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	80	—	—	(16,372)	(2,534)
Interest rate swap agreements	—	7,516	(18,348)	(198,196)	(154,673)
Cross currency swap agreements	—	—	(3,377)	(52,633)	(256,100)
Stock purchase warrants	—	10,328	—	—	—
	80	17,844	(21,725)	(267,539)	(414,084)

As at September 30, 2016, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s consolidated balance sheets. As at September 30, 2016, these derivatives had an aggregate fair value asset amount of $4.4 million and an aggregate fair value liability amount of $466.0 million. As at September 30, 2016, the Company had $52.3 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash on the consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

For the periods indicated, the following table presents the effective portion of gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges:

Three Months Ended September 30, 2016
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
$	$	$
1,482	—	(3)	Interest expense
1,482	—	(3)

Three Months Ended September 30, 2015
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
(1,085)	—	(1,058)	Interest expense
(1,085)	—	(1,058)

Nine Months Ended September 30, 2016
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
$	$	$
(12,543)	—	(59)	Interest expense
(12,543)	—	(59)

Nine Months Ended September 30, 2015
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
(1,085)	—	(1,058)	Interest expense
(1,085)	—	(1,058)

(1) Recognized in accumulated other comprehensive loss (or AOCI).
(2) Recorded in AOCI during the term of the hedging relationship and reclassified to earnings.
(3) Recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

As at September 30, 2016, the Company estimated, based on then current interest rates, that it would reclassify approximately $0.7 million of net losses on interest rate swaps from accumulated other comprehensive loss to earnings during the next 12 months.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Realized and unrealized gains and (losses) from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the consolidated statements of income (loss). The effect of the gains and (losses) on derivatives not designated as hedging instruments in the consolidated statements of income (loss) as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(22,219)	(26,858)	(67,808)	(81,952)
Interest rate swap agreement terminations	—	(10,876)	(8,140)	(10,876)
Foreign currency forward contracts	(2,583)	(6,250)	(9,915)	(15,910)
Time charter swap agreement	1,096	—	1,222	—
	(23,706)	(43,984)	(84,641)	(108,738)
Unrealized gains (losses) relating to:
Interest rate swap agreements	47,816	(60,682)	(96,055)	(20,356)
Foreign currency forward contracts	6,006	(4,792)	21,070	(1,735)
Stock purchase warrants	(398)	(209)	(8,894)	1,528
Time charter swap agreement	208	—	1,553	—
	53,632	(65,683)	(82,326)	(20,563)
Total realized and unrealized gains (losses) on derivative instruments	29,926	(109,667)	(166,967)	(129,301)

Realized and unrealized gains (losses) of the cross currency swaps are recognized in earnings and reported in foreign currency exchange (loss) gain in the consolidated statements of income. The effect of the gains (losses) on cross currency swaps on the consolidated statements of income (loss) is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Realized losses on termination of cross currency swaps	—	—	(32,628)	—
Realized losses	(5,612)	(5,623)	(15,551)	(13,557)
Unrealized gains (losses)	40,019	(70,392)	93,232	(112,544)
Total realized and unrealized gains (losses) on cross currency swaps	34,407	(76,015)	45,053	(126,101)

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

16.	Income Tax Recovery (Expense)
The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Current	(41)	(4,077)	(8,753)	(6,906)
Deferred	174	1,627	6,387	4,699
Income tax recovery (expense)	133	(2,450)	(2,366)	(2,207)
The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2015 to September 30, 2016:

$
Balance of unrecognized tax benefits as at January 1, 2016	18,390
Decrease for positions taken in prior years	(2,988)
Increase for positions related to the current period	3,529
Decrease related to statute of limitations	(764)
Balance of unrecognized tax benefits as at September 30, 2016	18,167
The majority of the net increase for positions for the nine months ended September 30, 2016 relates to potential tax on freight income.
The Company does not presently anticipate such unrecognized tax benefits will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

17.	Net Income (Loss) Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Net income (loss) attributable to shareholders of Teekay Corporation	6,072	(12,235)	(120,520)	43,913
The Company's portion of the Inducement Premium and Exchange Contribution charged to retained earnings by Teekay Offshore (note 10d)	—	—	(4,993)	—
Net income (loss) attributable to shareholders of Teekay Corporation - basic and diluted	6,072	(12,235)	(125,513)	43,913
Weighted average number of common shares	84,887,101	72,706,285	76,887,689	72,651,401
Dilutive effect of stock-based compensation	86,644	—	—	641,712
Common stock and common stock equivalents	84,973,745	72,706,285	76,887,689	73,293,113
Income (Loss) per common share:
– Basic	0.07	(0.17)	(1.63)	0.60
– Diluted	0.07	(0.17)	(1.63)	0.60
Stock-based awards, which have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three and nine months ended September 30, 2016, options to acquire 3.8 million shares of Common Stock had an anti-dilutive effect on the calculation of diluted income per common share (three and nine months ended September 30, 2015 - 1.8 million). In periods where a loss attributable to shareholders of Teekay has been incurred all stock-based awards are anti-dilutive.

18.	Subsequent Events
a) On October 3, 2016, Teekay LNG entered into an agreement to acquire I.M. Skaugen SE’s (or Skaugen) 35% ownership interest in Skaugen Gulf Petchem Carriers B.S.C.(c) (or the Skaugen LPG Joint Venture) which owns the LPG carrier Norgas Sonoma. Teekay LNG entered into this transaction in exchange for a portion of past due amounts owed to it by Skaugen. The Skaugen LPG Joint Venture’s other shareholders

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

include Nogaholding, which has a 35% ownership interest and Suffun Bahrain W.L.L., which has a 30% ownership interest.  The purchase and sale is subject to consent from the two other shareholders.
b) On October 5, 2016, Teekay LNG issued 5.0 million of its 9.0% Series A Cumulative Redeemable Perpetual Preferred Units (or Series A Preferred Units) at $25.00 per unit in a public offering for net proceeds of approximately $120.7 million. Distributions will be payable on the Series A Preferred Units at a rate of 9.0% per annum of the stated liquidation preference of $25.00. At any time on or after October 5, 2021, Teekay LNG may redeem the Series A Preferred Units, in whole or in part, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Teekay LNG expects to use the net proceeds from the public offering for general partnership purposes, which may include debt repayments or funding installment payments on future newbuilding deliveries. The Series A Preferred Units are listed on the New York Stock Exchange.

c) On October 28, 2016, Teekay LNG issued, in the Norwegian bond market, NOK 900 million in new senior unsecured bonds that mature in October 2021. The new bond issuance has an aggregate principal amount equivalent to approximately $110 million and all payments were swapped into a U.S. Dollar fixed-rate coupon of approximately 7.72%. In connection with the new bond issuance, Teekay LNG repurchased a portion of Teekay LNG's NOK bonds maturing in May 2017, at a price equal to 101.50% of the principal amount of the repurchased bonds of NOK 292 million for a total purchase price of NOK 296 million. Teekay LNG intends to use the remaining proceeds of the new bond issuance for general partnership purposes, which may include funding of newbuilding installments. Teekay LNG will apply for listing of the new bonds on the Oslo Stock Exchange.

d) The Company had several vessel sales or agreements to sell after September 30, 2016. Teekay entered into an agreement to sell a VLCC, the Shoshone Spirit in the second quarter of 2016, at which time the vessel was written down to its agreed sales price. The sale completed in October 2016. In September and October 2016, Teekay Tankers entered into negotiations to sell three vessels, Hugli Spirit, Ganges Spirit, and Yamuna Spirit for an aggregate sales price of approximately $47 million. The sale of one vessel was completed in November 2016 and the other two vessels are expected to be delivered by early 2017. One vessel was classified as held for sale on the consolidated balance sheet as at September 30, 2016 and its net book value was written down to its sales price in the third quarter of 2016. The remaining two vessels will be written down to their sales price in the fourth quarter of 2016. Two of the vessels are used as collateral for one of Teekay Tankers' revolvers which has a balance of $79.1 million as at September 30, 2016. Proceeds from the sale of the vessels will be used to repay a portion of the revolver. Teekay LNG entered into an agreement to sell a Suezmax tanker, the Asian Spirit, in November 2016. The vessel is expected to be delivered in the first quarter of 2017.

e) On November 16, 2016, Teekay LNG refinanced its $150.0 million revolving credit facility, which was scheduled to mature in 2016, with a new $170.0 million revolving credit facility maturing in November 2017.

TEEKAY CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2016
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2015.
Overview
Teekay Corporation (or Teekay) operates in the marine midstream space. We have general and limited partnership interests in two publicly-listed partnerships, Teekay Offshore Partners L.P. (or Teekay Offshore) and Teekay LNG Partners L.P. (or Teekay LNG). In addition, we have a controlling ownership interest in publicly-listed Teekay Tankers Ltd. (or Teekay Tankers) and we have a fleet of directly-owned vessels. Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.
Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in the capital markets relative to the stability of our businesses. Based on the upcoming equity capital requirements for our committed growth projects, coupled with the uncertainty regarding how long it will take for the energy and capital markets to normalize, we believe that it is in the best interests of our shareholders to conserve more of our internally generated cash flows for future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay Parent (as defined below) has temporarily reduced its quarterly cash dividend per share to $0.055 from $0.55, Teekay Offshore temporarily reduced its quarterly cash distribution per common unit to $0.11 from $0.56 and Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70. Despite significant weakness in the global energy and capital markets, our cash flows from vessels operations remain largely stable and are supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties. In addition to using more of our internally-generated cash flows for future growth projects and to reduce our debt levels, we will continue to seek alternative sources of financing such as sale and leaseback transactions, asset sales, new bank borrowings, and the issuance of new debt and equity securities.
Since early 2016, Teekay Parent and the Daughter Companies (as defined below) have been executing on a series of financing initiatives intended to contribute to the funding of our upcoming capital expenditures and debt maturities. For additional information about these initiatives, please read “Liquidity and Capital Resources”.
RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers (or the Daughter Companies), and (b) Teekay and its remaining subsidiaries, which is referred to in this Report as Teekay Parent. For further information on our organizational structure, please read “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Structure”, in our Annual Report on Form 20-F for the year ended December 31, 2015.

The results of operations that follow has first been divided into (a) our controlling interests in our publicly-traded subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent. Within each of these four groups, we have further subdivided the results into their respective lines of business, which generally align with the segments in our consolidated financial statements. The following table presents revenue and income from vessel operations for each of these three subsidiaries and Teekay Parent and how they reconcile to our consolidated financial statements.

(in thousands of U.S. dollars)	Revenues				Income from Vessel Operations
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,		September 30,
	2016	2015	2016	2015	2016	2015	2016	2015
Teekay Offshore	286,298	314,054	877,470	890,271	61,739	71,518	174,309	236,981
Teekay LNG	100,658	98,415	295,670	294,349	50,634	42,197	115,171	131,150
Teekay Tankers (1)	104,621	125,369	409,192	336,841	(3,793)	44,743	80,796	128,715
Teekay Parent	77,832	98,500	258,662	304,626	(19,388)	1,251	(74,966)	(26,084)
Elimination of intercompany (2)(3)	(21,770)	(24,721)	(64,628)	(75,811)	573	1,468	5,758	3,357
Teekay Corporation Consolidated	547,639	611,617	1,776,366	1,750,276	89,765	161,177	301,068	474,119

(1)
In December 2015, Teekay Offshore sold two Aframax Tankers to Teekay Tankers and the results of the two vessels are included in Teekay Offshore up to the date of sale and in Teekay Tankers from the date of acquisition.

(2)
During the nine months ended September 30, 2016, Teekay chartered in three floating storage and off-take (or FSO) units, three shuttle tankers and one Aframax tanker from Teekay Offshore, two liquefied natural gas (or LNG) carriers from Teekay LNG, and two Aframax tankers from Teekay Tankers. During the nine months ended September 30, 2015, Teekay chartered in three FSO units, two shuttle tankers and four Aframax tankers from Teekay Offshore, and two LNG carriers from Teekay LNG, and during the three months ended September 30, 2015, Teekay chartered one Aframax tanker to Teekay Tankers. Internal charter hire between Teekay Parent and the Daughter Companies are eliminated upon consolidation.

(3)
During August 2014, Teekay sold to Teekay Tankers a 50% interest in Teekay Tankers Operations Ltd (or TTOL), which owns our conventional tanker commercial management and technical management operations, including direct ownership in three commercially managed tanker pools of the Teekay group. Teekay Tankers and Teekay Parent each account for their 50% interests in TTOL as equity-accounted investments and, as such, TTOL’s results are reflected in equity income of Teekay Tankers and Teekay Parent. Upon consolidation of Teekay Tankers into Teekay, the results of TTOL are accounted for on a consolidated basis by Teekay. The impact on our income from vessel operations of consolidating TTOL for the three and nine months ended September 30, 2016, was an increase of $0.6 million and $5.8 million, respectively. The impact on our income from vessel operations of consolidating TTOL for the three and nine months ended September 30, 2015, was an increase of $1.5 million and $3.4 million, respectively.

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015.
In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, shipowners often base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time charter contracts and floating production, storage and offloading (or FPSO) service contracts, the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on revenues less voyage expenses (or Net Revenues), a non-GAAP measure, and TCE rates where applicable.
Teekay Offshore
Recent Developments in Teekay Offshore
In September 2016, Teekay Offshore was awarded a new three-year shuttle tanker contract of affreightment (or CoA), plus extension options, with BP plc, Royal Dutch Shell and OMV Group to service the new Glen Lyon FPSO unit located west of Shetland in the North Sea. This CoA is expected to commence in the first quarter of 2017 and require the use of approximately two shuttle tanker equivalents from Teekay Offshore's existing CoA shuttle tanker fleet.
In September 2016, Teekay Offshore took delivery of the ALP Striker, the first of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings being constructed by Niigata Shipbuilding & Repair in Japan. In connection with the delivery, Teekay Offshore received cash compensation from the shipyard totaling approximately $7 million due to the delayed delivery of the vessel. Teekay Offshore also expects to receive additional delayed delivery cash compensation for the remaining three towing and offshore installation newbuildings when they deliver in 2017.
In June 2016, as part of Teekay Offshore's financing initiatives, its subsidiary canceled the construction contracts for its two units for maintenance and safety (or UMS) newbuildings. As a result, Teekay Offshore incurred a $43.7 million write-down related to these two UMS newbuildings for the nine months ended September 30, 2016, which is included in Asset Impairments in Teekay's consolidated statements of income (loss). In addition, Teekay Offshore accrued for potential damages resulting from the cancellations, and reversed the contingent liabilities previously recorded that were relating to the delivery of the UMS newbuildings. This net loss provision of $23.4 million for the nine months ended September 30, 2016 is reported in other income (loss) in Teekay's consolidated statements of income (loss). The newbuilding contracts are held in separate subsidiaries of Teekay Offshore and obligations of these subsidiaries are non-recourse to Teekay Offshore. For additional information, please read Item 1 - Financial Statements: Note 10c. Commitments and Contingencies.
In April 2016, during the process to lift off the gangway connecting the Arendal Spirit UMS to an FPSO unit, the gangway of the Arendal Spirit suffered damage. The gangway has now been replaced and undergone extensive testing, and the unit recommenced operations in early-July 2016. As a result of this incident, Teekay Offshore reversed contingent liabilities previously recorded that were subject to material defects of the UMS.
In March 2016, Teekay Offshore terminated the time-charter contract of the Kilimanjaro Spirit with a subsidiary of Teekay. Subsequently, Teekay Offshore sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers for net proceeds of approximately $50 million. Related to the sale of these vessels, Teekay Offshore is chartering back both vessels for a period of three years with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract that commenced during the second quarter of 2016, and the other vessel is trading in the spot conventional tanker market.
Operating Results – Teekay Offshore
The following table compares Teekay Offshore’s operating results and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore Logistics		Offshore Production		Conventional		Teekay Offshore
					Tankers		Total
	Three Months Ended September 30,
	2016	2015	2016	2015	2016	2015	2016	2015

Revenues	161,473	168,160	121,294	137,888	3,531	8,006	286,298	314,054
Voyage expenses	(21,434)	(27,401)	—	—	(61)	(765)	(21,495)	(28,166)
Net revenues	140,039	140,759	121,294	137,888	3,470	7,241	264,803	285,888
Vessel operating expenses	(51,720)	(46,010)	(42,353)	(47,542)	—	(1,620)	(94,073)	(95,172)
Time-charter hire expense	(14,723)	(18,893)	—	—	(4,171)	—	(18,894)	(18,893)
Depreciation and amortization	(36,979)	(33,100)	(37,180)	(38,051)	—	(1,676)	(74,159)	(72,827)
General and administrative expenses (1)	(4,876)	(9,573)	(10,235)	(17,600)	(90)	(148)	(15,201)	(27,321)
Gain on sale of equipment	65	—	—	—	—	—	65	—
Restructuring charges	(205)	(157)	(597)	—	—	—	(802)	(157)
Income (loss) from vessel operations	31,601	33,026	30,929	34,695	(791)	3,797	61,739	71,518

Equity income (loss)	—	—	4,937	(7,052)	—	—	4,937	(7,052)

Calendar-Ship-Days (2)
Shuttle Tankers	2,977	3,128	—	—	—	—	2,977	3,128
FSO Units	644	644	—	—	—	—	644	644
FPSO Units	—	—	552	552	—	—	552	552
Towage Units	571	545	—	—	—	—	571	545
UMS Unit	92	92	—	—	—	—	92	92
Conventional Tankers	—	—	—	—	184	368	184	368

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore Logistics		Offshore Production		Conventional		Teekay Offshore
					Tankers		Total
	Nine Months Ended September 30,
	2016	2015	2016	2015	2016	2015	2016	2015

Revenues	481,678	488,073	378,793	377,885	16,999	24,313	877,470	890,271
Voyage expenses	(56,079)	(69,419)	—	—	(1,348)	(1,980)	(57,427)	(71,399)
Net revenues	425,599	418,654	378,793	377,885	15,651	22,333	820,043	818,872
Vessel operating expenses	(147,836)	(130,300)	(130,632)	(134,752)	(1,504)	(4,508)	(279,972)	(269,560)
Time-charter hire expense	(44,298)	(36,638)	—	—	(8,747)	—	(53,045)	(36,638)
Depreciation and amortization	(111,140)	(97,281)	(111,998)	(100,319)	—	(5,025)	(223,138)	(202,625)
General and administrative expenses (1)	(16,103)	(28,083)	(27,126)	(29,433)	(262)	(907)	(43,491)	(58,423)
Asset impairments	(43,650)	(15,996)	—	—	—	—	(43,650)	(15,996)
Net (loss) gain on sale of vessels and equipment	(180)	1,643	—	—	65	—	(115)	1,643
Restructuring charges	(239)	(292)	(2,084)	—	—	—	(2,323)	(292)
Income from vessel operations	62,153	111,707	106,953	113,381	5,203	11,893	174,309	236,981

Equity income	—	—	13,846	6,759	—	—	13,846	6,759

Calendar-Ship-Days (2)
Shuttle Tankers	8,908	9,235	—	—	—	—	8,908	9,235
FSO Units	1,918	1,751	—	—	—	—	1,918	1,751
FPSO Units	—	—	1,644	1,570	—	—	1,644	1,570
Towage Units	1,663	1,054	—	—	—	—	1,663	1,054
UMS unit	274	226	—	—	—	—	274	226
Conventional Tankers	—	—	—	—	548	1,092	548	1,092

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore logistics, offshore production and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Teekay Offshore – Offshore Logistics
Offshore Logistics consists of Teekay Offshore’s shuttle tankers, FSO units, its HiLoad DP unit, towage vessels and one UMS. As at September 30, 2016, the shuttle tanker fleet consisted of 32 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, and the HiLoad DP unit which is currently in lay-up. Of these 36 shuttle tankers, six are owned through 50%-owned subsidiaries, one through a 67%-owned subsidiary and four were chartered-in. The remaining vessels are owned 100% by Teekay Offshore. In January 2016, Teekay Offshore sold a 1992-built shuttle tanker, the Navion Torinita, which was in lay-up and was classified as held for sale on Teekay's consolidated balance sheet as of December 31, 2015. In July 2016, Teekay Offshore agreed to in-charter a shuttle tanker, the Grena Knutsen, on a three-year charter contract for Teekay Offshore's North Sea fleet commencing in September 2016. During the third quarter of 2016 Teekay Offshore agreed to sell the Navion Europa, and the sale completed in November 2016. During the first quarter of 2015, Teekay Offshore sold the Navion Svenita shuttle tanker. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Teekay Offshore’s shuttle tankers occasionally service the conventional spot tanker market. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in vessel operating expenses.
The average size of Teekay Offshore’s owned shuttle tanker fleet decreased for the nine months ended September 30, 2016 compared to the same periods last year, primarily due to the sales of the Navion Svenita and the Navion Torinita in March 2015 and January 2016, respectively, and the commencement of the FSO conversion of the Randgrid in June 2015. Three shuttle tanker newbuildings have been excluded from the calendar-ship-days until they are delivered to Teekay Offshore. The average size of Teekay Offshore’s chartered-in shuttle tanker fleet increased for the three and nine months ended September 30, 2016 compared to the same period last year, primarily due to the in-chartering of two shuttle tankers, the Jasmine Knutsen and the Heather Knutsen, for the East Coast of Canada contract, which commenced in June 2015, the in-chartering of Grena Knutsen for three years which commenced in September 2016, and increased spot in-chartering of shuttle tankers, partially offset by redelivery to its owner of the Grena Knutsen in June 2015.

As at September 30, 2016, Teekay Offshore’s FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, and in which Teekay Offshore’s ownership interests range from 89% to 100% and one shuttle tanker, the Randgrid, currently undergoing conversion into an FSO unit, for which Teekay Offshore's ownership interest increased from 67% to 100% during the third quarter of 2015. No earnings are expected from the Randgrid until its conversion is completed in early-2017, when the unit is scheduled to commence operations under a three-year time-charter contract with Statoil ASA, which includes 12 additional one-year extension options. Additionally, the Navion Saga was redelivered to us in October 2016 and is expected to be in lay-up. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Teekay Offshore’s revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner or Australian Dollar may result in significant decreases or increases, respectively, in revenues and vessel operating expenses.
As at September 30, 2016, Teekay Offshore’s towage vessel fleet consisted of seven long-distance towing and offshore installation vessels and three ultra-long distance towing and offshore installation vessel newbuildings, which are scheduled to deliver in early-2017. Teekay Offshore owns a 100% interest in all of the vessels in its towage fleet. Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs.
The average number of Teekay Offshore’s towing and offshore installation vessels increased for the three and nine months ended September 30, 2016, compared to the same periods last year, due to the acquisition of three vessels during the first quarter of 2015, two vessels during the second quarter of 2015, and one vessel during the third quarter of 2015. In addition, Teekay Offshore took delivery of its first towage newbuild vessel in late-September 2016.
As at September 30, 2016, Teekay Offshore’s UMS fleet consisted of one operational unit, the Arendal Spirit, in which Teekay Offshore owns a 100% interest. During the second quarter of 2016, as part of Teekay Offshore's financing initiatives, its subsidiary canceled the UMS construction contracts for its two UMS newbuildings resulting in a write down of the UMS newbuildings to $nil. The UMS unit is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. The UMS unit is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes DP3 keeping systems that are capable of operating in deep water and harsh weather. The Arendal Spirit delivered to Teekay Offshore on February 16, 2015 and began its three-year charter contract on June 7, 2015. In mid-April 2016, during the process of lifting off the gangway connecting the Arendal Spirit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. During the gangway replacement period, the Arendal Spirit was declared off-hire. The gangway was replaced in mid-June 2016 and the Arendal Spirit was declared on-hire in early-July 2016.
Income from vessel operations for Teekay Offshore’s Offshore Logistics business decreased to $31.6 million and $62.2 million, respectively, for the three and nine months ended September 30, 2016 compared to income from vessel operations of $33.0 million and income of $111.7 million, respectively, for the same periods last year, primarily as a result of:

•
decreases of $0.7 million and $49.9 million, respectively, for the three and nine months ended September 30, 2016, relating to the UMS fleet, primarily due to the write-downs relating to the cancellation of the two UMS newbuilding contracts, lower revenue from the Arendal Spirit being off-hire from mid-April 2016 until early-July 2016 due to damage suffered to the gangway of the unit, and higher repairs and maintenance costs relating to the gangway incident;

•
a decrease of $22.7 million for the nine months ended September 30, 2016, due to the expiration in April 2015 of a long-term contract at the Heidrun field serviced by Teekay Offshore's contracts of affreightment fleet;

•
decreases of $4.8 million and $13.3 million, respectively, for the three and nine months ended September 30, 2016, due to higher depreciation expense for Teekay Offshore's shuttle tankers due to the change in the estimated useful life of the shuttle component for all shuttle tankers from 25 to 20 years, the accelerated amortization of the tanker component for eight older shuttle tankers during the first quarter of 2016 and higher depreciation expense due to dry-dock additions during the periods, partially offset by, among other things, lower depreciation expense due to the write-down of the carrying values of seven shuttle tankers during 2015, the cost of the Navion Europa being fully amortized in the second quarter of 2015, and the timing of dry-dock costs being fully depreciated;

•
decreases of $4.5 million and $13.9 million, respectively, for the three and nine months ended September 30, 2016, due to the redelivery of two shuttle tankers to Teekay Offshore in April 2015 and June 2016 as they completed their time-charter-out agreements;

•
decreases of $2.3 million and $7.9 million, respectively, for the three and nine months ended September 30, 2016, due to lower average rates and fewer opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market;

•
decreases of $1.4 million and $6.7 million, respectively, for the three and nine months ended September 30, 2016, relating to the towage fleet, primarily due to a decrease in rates and utilization of the towing and offshore installation vessels due to volatility in the offshore market, an increase in repairs and maintenance expense due to engine overhauls on the ALP Winger and ALP Centre during the first quarter of 2016, and an increase in crew costs compared to the same period last year due to higher crew levels and a change in crew composition for the ALP Winger, ALP Guard and ALP Centre;

•
decreases of $4.5 million and $0.9 million for the three and nine months ended September 30, 2016, respectively, due to increases in vessel operating expenses for Teekay Offshore's shuttle tankers due to higher repair and maintenance activities and higher crew costs compared to the same period last year due to a change in crew composition, partially offset by lower crew training costs and the strengthening of the U.S. Dollar against the Norwegian Kroner, Euro, and Brazilian Real; and

•	a decrease of $2.3 million for the nine months ended September 30, 2016, due to the sale of the Navion Svenita shuttle tanker in March 2015;

partially offset by

•
an increase of $13.9 million for the nine months ended September 30, 2016 due to a write-down of shuttle tankers of $15.5 million in the first quarter of 2015, partially offset by a gain of $1.6 million on the sale of a shuttle tanker in the first quarter of 2015;

•
increases of $5.2 million and $15.8 million, respectively, for the three and nine months ended September 30, 2016, due to increases in rates as provided in certain contracts in Teekay Offshore's time-chartered-out fleet and an increase in revenues in its contract of affreightment fleet due to higher average rates and higher fleet utilization;

•
an increase of $2.0 million for the nine months ended September 30, 2016, due to the redelivery by Teekay Offshore of the Grena Knutsen in June 2015, partially offset by increased spot in-chartering of shuttle tankers in 2016;

•
increases of $1.7 million and 9.9 million, respectively, for the three and nine months ended September 30, 2016, due to an increase in revenue due to the commencement of the East Coast of Canada shuttle tanker contract in June 2015, partially offset by the in-chartering of three shuttle tankers for this contract;

•
an increase of $5.6 million for the nine months ended September 30, 2016, due to a reduction in operating expenses and amortization expense due to the commencement of the FSO conversion of the Randgrid in June 2015;

•
increases of $4.0 million for the three and nine months ended September 30, 2016, due to the Navion Europa acting as a substitute for the FSO unit, Apollo Spirit, during its dry dock in the third quarter of 2016 for 74 days; and

•
increases of $1.6 million and $4.8 million, respectively, for the three and nine months ended September 30, 2016, in the FSO fleet due to lower crew costs on the Navion Saga and the Dampier Spirit primarily due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar compared to the same periods last year, lower ship management fees, and lower depreciation expense primarily due to dry-dock costs for the Navion Saga being fully depreciated during the fourth quarter of 2015.

Teekay Offshore – Offshore Production
Offshore Production consists of Teekay Offshore’s FPSO units. As at September 30, 2016, the FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit and the Petrojarl I FPSO units, all of which Teekay Offshore owns 100%, and the Itajai and the Libra FPSO units, of which Teekay Offshore owns 50% each. One equity accounted FPSO unit, the Libra FPSO unit owned through Teekay Offshore's 50/50 joint venture with Odebrecht Oil and Gas S.A. (or OOG), is currently undergoing conversion into an FPSO unit for the Libra field located in the Santos Basin offshore Brazil and is scheduled to commence operations in mid-2017. The Petrojarl I FPSO unit is currently undergoing upgrades at the Damen Shipyard Group's DSR Schiedam Shipyard (or Damen) in the Netherlands and is scheduled to commence operations under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP) in the second half of 2017. Teekay Offshore acquired the Petrojarl Knarr FPSO unit from Teekay in July 2015.
In late-2015, Teekay Offshore received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (Repsol) based on a termination right that is specific to the Petrojarl Varg FPSO contract. In accordance with the termination provision of the charter contract, the charterer ceased paying the capital component of the charter hire six months prior to the redelivery date, which occurred at the end of July 2016.
Teekay Offshore uses the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Voyageur Spirit and Petrojarl Knarr operate, is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to Teekay Offshore’s vessels and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in Teekay Offshore’s revenues and vessel operating expenses.
The average number of Teekay Offshore’s FPSO units increased for the nine months ended September 30, 2016 compared to the same period last year, due to the inclusion of the results of the Petrojarl Knarr from March 9, 2015, when it commenced operations.
Income from vessel operations for Teekay Offshore’s Offshore Production business decreased to $30.9 million and $107.0 million, respectively, for the three and nine months ended September 30, 2016, compared to $34.7 million and $113.4 million, respectively, for the same periods last year, primarily as a result of:

•
decreases of $15.4 million and $30.3 million, respectively, for the three and nine months ended September 30, 2016, for the Petrojarl Varg FPSO unit, primarily from no longer receiving the capital portion of the charter hire since February 1, 2016, due to the termination of the charter contract by Repsol effective at the end of July 2016, partially offset by lower vessel operating expenses as the unit is now in layup;

•
a decrease of $2.3 million for the nine months ended September 30, 2016, relating to the Piranema Spirit FPSO unit primarily due to a provision relating to a possible return of 2% of the charter hire to Petroleo Brasileiro SA (or Petrobras), the charterer, in place of an agency fee owing for the period from November 2011 up to September 30, 2016, and a reversal of an agency fee relating to the vessel in the third quarter of 2015, which Teekay Offshore no longer considers payable; and

•
decreases of $0.6 million and $2.1 million, respectively, for the three and nine months ended September 30, 2016, relating to reorganization of the FPSO business to create better alignment with the offshore operations and intending to result in a lower cost organization going forward;

partially offset by

•	an increase of $21.9 million for the nine months ended September 30, 2016, due to the Petrojarl Knarr FPSO unit commencing operations on March 9, 2015;

•
increase of $7.4 million and $2.3 million, respectively, for the three and nine months ended September 30, 2016, from decreases in general and administrative expenses primarily due to business development fees paid by Teekay Offshore to Teekay in the third quarter of 2015 relating to the Petrojarl Knarr FPSO unit, partially offset by an increase in general and administrative expenses due to the acquisition of the unit in July 2015;

•
an increase of $3.4 million for the three months ended September 30, 2016, relating to the Piranema Spirit FPSO unit primarily due to unscheduled off-hire of the unit for repairs in the third quarter of 2015;

•
an increase of $2.7 million for the nine months ended September 30, 2016 relating to the Voyageur Spirit FPSO unit primarily due to the strengthening of the U.S. Dollar against the British Pound and a decrease in crew and other operating costs, compared to the same periods last year; and

•	increases of $1.3 million for the three and nine months ended September 30, 2016 due to an increase in rates on the Rio das Ostras FPSO unit in accordance with the annual contractual escalation.
Equity income (loss) increased to $4.9 million and $13.8 million, respectively, for the three and nine months ended September 30, 2016, compared to a loss of $7.1 million and income of $6.8 million, respectively, for the same periods last year. The increase was primarily due to an increase in unrealized gains on derivative instruments in Teekay Offshore's investment in the Libra FPSO joint venture and the Itajai FPSO joint venture for the three and nine months ended September 30, 2016, compared to the same periods last year, and a decrease in repairs and maintenance expenses and interest expenses for the three and nine months ended September 30, 2016, compared to the same periods last year. The increase was partially offset by decreased revenues for the Itajai FPSO joint venture for the nine months ended September 30, 2016 compared to the same period last year, primarily due to lower production, the strengthening of the U.S. Dollar against the Brazilian Real and a lower maintenance bonus compared to the same period last year.
Teekay Offshore – Conventional Tankers
As at September 30, 2016, Teekay Offshore's conventional tanker fleet consisted of two in-chartered conventional tankers. In March 2016, Teekay Offshore terminated the time-charter contract of the Kilimanjaro Spirit with a subsidiary of Teekay and received an early termination fee of $4.0 million from Teekay. Subsequently, Teekay Offshore sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers. The Kilimanjaro Spirit was renamed Blue Pride and the Fuji Spirit was renamed Blue Power. As part of the sales, Teekay Offshore is in-chartering these vessels for three years with additional one-year extension options. One vessel is fixed on a two-year time-charter-out contract that commenced during the second quarter of 2016, and the other vessel is trading in the spot conventional tanker market.

In December 2015, Teekay Offshore sold its 100% interest in SPT Explorer L.L.C. and Navigator Spirit L.L.C., which own the Explorer Spirit, formerly known as the SPT Explorer, and the Navigator Spirit conventional tankers, respectively, to Teekay Tankers.

Income (loss) from vessel operations decreased to a loss of $0.8 million and income of $5.2 million, respectively, for the three and nine months ended September 30, 2016, compared to income of $3.8 million and $11.9 million, respectively, for the same periods last year, primarily as a result of:

•
net decreases of $3.3 million and $7.2 million, respectively, for the three and nine months ended September 30, 2016, due to the sale of the Kilimanjaro Spirit and Fuji Spirit in March 2016, and the subsequent in-chartering of the Blue Power and Blue Pride; and

•	decreases of $1.4 million and $4.2 million, respectively, for the three and nine months ended September 30, 2016, due to the sale of the Explorer Spirit and Navigator Spirit in December 2015.
partially offset by

•
an increase of $4.0 million, for the nine months ended September 30, 2016, relating to the termination fee received from Teekay due to the early termination of the time-charter contract of the Kilimanjaro Spirit in March 2016.

Teekay LNG
Recent Developments in Teekay LNG
Teekay LNG has six LPG carriers currently on bareboat charter contracts with I.M. Skaugen SE (or Skaugen) with contract terms ending between 2019 and 2026. As at September 30, 2016, Teekay LNG had not been paid by Skaugen for the August and September 2016 hire invoices relating to these six vessels of approximately $4.2 million. As an alternative payment for these amounts, Skaugen offered to Teekay LNG its 35% ownership interest in an LPG carrier, the Norgas Sonoma, which is owned by Skaugen Gulf Petchem Carriers B.S.C.(c), a joint venture between Skaugen (35%), The Oil and Gas Holding Company B.S.C.(c) (35%) and Suffun Bahrain W.L.L. (30%) (or the Skaugen LPG Joint Venture).
On October 3, 2016, Teekay LNG agreed to acquire Skaugen’s 35% ownership interest in the Skaugen LPG Joint Venture. The purchase and sale is subject to consent from the two other shareholders. Upon closing this transaction, Teekay LNG intends to apply the purchase price to the outstanding hire invoices owed by Skaugen to Teekay LNG relating to Teekay LNG's six LPG carriers on charter to them. However, there is some uncertainty about Skaugen's ability to pay future invoices for Teekay LNG's six LPG carriers on charter to them, which may impact Teekay LNG's revenues and cash flows in future periods if Teekay LNG is not able to redeploy the vessels at similar rates. Currently, lease payments from Skaugen represent approximately $6 million of revenue each quarter.

During February and March 2016, Centrofin Management Inc. (or Centrofin), the charterer for both the Bermuda Spirit and Hamilton Spirit Suezmax tankers, exercised its option under the charter contracts to purchase both the vessels. As a result of Centrofin’s acquisition of the vessels, Teekay LNG recorded a $27.4 million accounting loss on the sale of the vessels and associated charter contracts in the first quarter of 2016. The Bermuda Spirit was sold on April 15, 2016 and the Hamilton Spirit was sold on May 17, 2016. Teekay LNG used the total proceeds of $94.3 million from the sales primarily to repay existing term loans associated with these vessels.
On September 27, 2016, Teekay LNG entered into a 15-year time-charter contract with the Yamal LNG project (or Yamal LNG), sponsored by Novatek OAO, Total SA, China National Petroleum Corporation and Silk Road Fund, to provide Yamal LNG with conventional LNG transportation services. The Yamal LNG project, which is now fully financed, is currently scheduled to commence production in late-2017. The charter contract will be serviced by one of Teekay LNG's previously unchartered 174,000 cubic meter (cbm) M-type, Electronically Controlled Gas Injection (or MEGI) LNG carrier newbuildings that is scheduled for delivery in early-2019.
Additionally, in November 2016, Teekay LNG entered into a 10-month plus one-year option charter contract with a major energy company. The charter contract will be serviced by Teekay LNG's final previously unchartered 173,400 cbm MEGI LNG carrier newbuilding that is scheduled for delivery in late-February 2017. Prior to the conclusion of this charter, Teekay LNG will seek to secure a long-term contract on this vessel.
On February 18, 2016 and July 19, 2016, Teekay LNG took delivery of the first two of the 11 MEGI LNG carrier newbuildings on order, which commenced their five-year charter contract with a subsidiary of Cheniere Energy, Inc. on February 29, 2016 and August 1, 2016, respectively. As at September 30, 2016, Teekay LNG had nine wholly-owned LNG carrier newbuildings on order, which are scheduled for delivery between early 2017 and early 2019. Including the transactions described above, Teekay LNG has entered into time-charter contracts for all of its nine remaining newbuildings. In addition to Teekay LNG's wholly-owned LNG carrier newbuildings, it has a 20% interest in two LNG carrier newbuildings and a 30% interest in another two LNG carrier newbuildings (or the BG Joint Venture) scheduled for delivery between 2017 and 2019 and six LNG carrier newbuildings relating to its 50% owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) scheduled for delivery between 2018 and 2020.
On February 17, 2016, June 30, 2016, and November 8, 2016, Exmar LPG BVBA (or the Exmar LPG Joint Venture), of which Teekay LNG has a 50% ownership interest, took delivery of the sixth, seventh, and eighth of its 12 LPG carrier newbuildings on order. The five-year charter contracts for the sixth and seventh LPG carriers with an international energy company based in Norway commenced on February 23, 2016 and August 21, 2016, respectively. The charter contract for the eighth LPG carrier with a major trading company is expected to commence in December 2016 and is scheduled to end in the fourth quarter of 2018, subject to an option for an additional three years exercisable by the charterer.
Two of the six LNG carriers (or MALT LNG Carriers) in Teekay LNG's 52% joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily down operation of its LNG plant in Yemen in 2015. As a result, in December 2015, the Teekay LNG-Marubeni Joint Venture agreed to temporarily defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and a further reduction was agreed in August 2016 effective mid-August 2016 to December 31, 2016. Once the LNG plant in Yemen resumes operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts. Teekay LNG's proportionate share of the estimated impact of the charter payment deferral for the fourth quarter of 2016 would be a reduction to equity income of approximately $6.5 million and this deferral period may extend beyond 2016.
In 2015, the Magellan Spirit, one of the MALT LNG Carriers in the Teekay LNG-Marubeni Joint Venture, had a grounding incident. The charterer during that time claimed that the vessel was off-hire for more than 30 consecutive days during the first quarter of 2015, which, in the view of the charterer, permitted the charterer to terminate the charter contract. The Teekay LNG-Marubeni Joint Venture disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which originally would have expired in August 2016. In May 2016, the Teekay LNG-Marubeni Joint Venture reached a settlement agreement with the charterer, under which the charterer paid $39.0 million to the Teekay LNG-Marubeni Joint Venture for lost revenues, of which Teekay LNG's proportionate share was $20.3 million, which was included in equity income in the nine months ended September 30, 2016.

Operating Results – Teekay LNG
The following tables compare Teekay LNG’s operating results and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended 2016 and 2015 to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Three Months Ended September 30,
	2016	2015	2016	2015	2016	2015

Revenues	87,260	75,142	13,398	23,273	100,658	98,415
Voyage expenses	(175)	—	(180)	(240)	(355)	(240)
Net revenues	87,085	75,142	13,218	23,033	100,303	98,175
Vessel operating expenses	(16,751)	(16,260)	(5,304)	(8,059)	(22,055)	(24,319)
Depreciation and amortization	(19,317)	(17,268)	(4,724)	(5,205)	(24,041)	(22,473)
General and administrative expenses (1)	(3,008)	(3,916)	(565)	(1,760)	(3,573)	(5,676)
Restructuring charges	—	—	—	(3,510)	—	(3,510)
Income from vessel operations	48,009	37,698	2,625	4,499	50,634	42,197

Equity income	13,514	13,523	—	—	13,514	13,523

Calendar-Ship-Days (2)
Liquefied Gas Carriers	1,916	1,748	—	—	1,916	1,748
Conventional Tankers	—	—	552	736	552	736

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Nine Months Ended September 30,
	2016	2015	2016	2015	2016	2015

Revenues	250,342	228,542	45,328	65,807	295,670	294,349
Voyage expenses	(418)	—	(936)	(931)	(1,354)	(931)
Net revenues	249,924	228,542	44,392	64,876	294,316	293,418
Vessel operating expenses	(48,717)	(46,693)	(17,603)	(23,362)	(66,320)	(70,055)
Depreciation and amortization	(58,476)	(53,578)	(12,045)	(15,673)	(70,521)	(69,251)
General and administrative expenses (1)	(12,049)	(14,755)	(2,816)	(4,697)	(14,865)	(19,452)
Loss on sale of vessels	—	—	(27,439)	—	(27,439)	—
Restructuring charges	—	—	—	(3,510)	—	(3,510)
Income (loss) from vessel operations	130,682	113,516	(15,511)	17,634	115,171	131,150

Equity income	52,579	60,583	—	—	52,579	60,583

Calendar-Ship-Days (2)
Liquefied Gas Carriers	5,508	5,187	—	—	5,508	5,187
Conventional Tankers	—	—	1,887	2,184	1,887	2,184

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.
Teekay LNG – Liquefied Gas Carriers
As at September 30, 2016, Teekay LNG’s liquefied gas fleet included 50 LNG carriers and 29 LPG/Multigas carriers, including newbuildings, in which its interests ranged from 20% to 100%. The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 5,508 days for the nine months ended September 30, 2016, from 5,187 days for the same period in 2015, as a result of the deliveries of the Creole Spirit and Oak Spirit in February 2016 and July 2016, respectively. During the nine months ended September 30, 2016, one of Teekay LNG's consolidated vessels was off-hire for a scheduled in-water survey, the Creole Spirit was off-hire for eight days for repairs, covered under warranty, and the Creole Spirit and Oak Spirit's time-charter contracts commenced on February 29, 2016 and August 1, 2016, respectively, compared to one consolidated vessel in this segment being off-hire for 27 days in the same period last year. As a result, Teekay LNG's utilization decreased to 99.2% for the nine months ended September 2016, compared to 99.5% for the same period in 2015.
Income from vessel operations for Teekay LNG’s liquefied gas carriers increased to $48.0 million and $130.7 million, respectively, for the three and nine months ended September 30, 2016 compared to $37.7 million and $113.5 million, respectively, for the same periods last year, primarily as a result of:

•	increases of $3.7 million and $10.9 million, respectively, for the three and nine months ended September 30, 2016, as a result of the Creole Spirit charter contract commencing on February 29, 2016;

•	increases of $3.2 million and $3.4 million, respectively, for the three and nine months ended September 30, 2016 as a result of the Oak Spirit charter contract commencing on August 1, 2016;

•	an increase of $1.3 million for the three and nine months ended September 30, 2016 due to the Polar Spirit being off-hire for 27 days in the third quarter of 2015 for a scheduled dry docking; and

•
increases of $1.0 million and $2.7 million for the three and nine months ended September 30, 2016, respectively, due to lower general and administrative expenses, primarily due to amounts capitalized during the three and nine ended September 30, 2016 for Teekay LNG's proportionate costs associated with the Bahrain LNG Joint Venture, including pre-operation, engineering and financing-related expenses;

partially offset by

•
a decrease of $1.3 million for the nine months ended September 30, 2016 due to a reduction in voyage revenues from Teekay LNG's vessels recorded as direct financing leases as a result of decreased principal balances on such leases over time.

Equity income related to Teekay LNG’s liquefied gas carriers decreased to $13.5 million and $52.6 million for the three and nine months ended September 30, 2016, respectively, compared to $13.5 million and $60.6 million, respectively, for the same periods last year, as set forth in the table below:

	Three Months Ended
	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
September 30, 2016	7,007	2,536	2,978	(4,232)	5,424	(199)	13,514
September 30, 2015	(2,709)	2,222	9,325	(840)	5,561	(36)	13,523
Difference	9,716	314	(6,347)	(3,392)	(137)	(163)	(9)

	Nine Months Ended
	Angola	Exmar	Exmar	MALT	RasGas 3		Total
	LNG	LNG	LPG	LNG	LNG		Equity
	Carriers	Carriers	Carriers	Carriers	Carriers	Other	Income
September 30, 2016	5,241	6,718	14,796	9,912	16,329	(417)	52,579
September 30, 2015	9,389	6,506	25,863	3,057	15,944	(176)	60,583
Difference	(4,148)	212	(11,067)	6,855	385	(241)	(8,004)
The $9.7 million increase for the three months ended September 30, 2016 in Teekay LNG's 33% investment in the four Angola LNG Carriers was primarily due to unrealized gains on derivative instruments in 2016 as a result of long-term LIBOR benchmark interest rates increasing for interest rate swaps compared to unrealized losses on derivative instruments in the same period last year, and scheduled dry dockings for three of the four Angola LNG Carriers during the third quarter of 2015. The $4.1 million decrease for the nine months ended September 30, 2016 was primarily due to decreases in voyage revenues due to the positive impact of the charter contract amendments in the second quarter of 2015 to allow for dry-docking and operating costs to be passed-through to the charterer, retroactive to the beginning of the charter contract, which was partially offset by scheduled dry dockings for three of the four vessels in the joint venture during the third quarter of 2015.

The $6.3 million and $11.1 million decreases for the three and nine months ended September 30, 2016, respectively, in equity income from Teekay LNG's 50% ownership interest in Exmar LPG BVBA were primarily due to lower average spot rates earned in 2016, more unscheduled off-hire days for repairs on vessels during the three and nine months ended September 30, 2016, the redelivery of the in-chartered vessel Odin back to its owner in November 2015, and higher interest expense following a refinancing in June 2015. These decreases were partially offset by revenue from three LPG carrier newbuildings which delivered between September 2015 and June 2016, and hedge ineffectiveness of interest rate swaps in the third quarter of 2015.

The $6.9 million increase for the nine months ended September 30, 2016 in Teekay LNG's 52% investment in the MALT LNG Carriers was primarily due to the settlement of the disputed contract termination relating to the Magellan Spirit, and unscheduled off-hire relating to the Woodside Donaldson to repair a damaged propulsion motor in January 2015. This increase was partially offset by the temporary deferral of a portion of the charter payments for the Marib Spirit and Arwa Spirit effective January 2016 and a further deferral effective mid-August 2016, and a lower charter rate on the redeployment of the Methane Spirit after its original time-charter contract expired in March 2015. These decreases for the nine months ended September 30, 2016 also apply to the three months ended September 30, 2016, which resulted in the $3.4 million decrease for the three months ended September 30, 2016.
Teekay LNG – Conventional Tankers
As at September 30, 2016, Teekay LNG’s conventional tanker fleet included five Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, four of which it owns and two of which it leases under capital leases. All of Teekay LNG’s conventional tankers operate under fixed-rate charters. The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased to 1,887 days for the nine months ended September 30, 2016 from 2,184 days for the same period in 2015, primarily as a result of the sale of the Bermuda Spirit and the Hamilton Spirit in April and May 2016, respectively. During the nine months ended September 30, 2016, none of Teekay LNG’s vessels were off-hire for scheduled dry dockings, compared to one of Teekay LNG’s vessels being off-hire for 22 days for a scheduled dry docking and another vessel being off-hire for 12 days relating to a crew work stoppage during the same period in 2015. As a result, Teekay LNG's utilization increased to 100.0% for the nine months ended September 30, 2016 compared to 98.4% for the same period in 2015.

Income (loss) from vessel operations for Teekay LNG’s conventional tankers decreased to income of $2.6 million and a loss of $15.5 million, respectively, for the three and nine months ended September 30, 2016, compared to income of $4.5 million and $17.6 million, respectively, for the same periods last year, primarily as a result of:

•
a decrease of $27.4 million for the nine months ended September 30, 2016, due to a loss on sale of vessels upon Centrofin exercising its purchase options on the Bermuda Spirit and Hamilton Spirit in February 2016 and March 2016, respectively;

•
decreases of $1.0 million and $3.1 million for the three and nine months ended September 30, 2016, respectively, from the European Spirit, African Spirit and Asian Spirit upon the charterer exercising its one-year options in September 2015, November 2015 and January 2016, respectively, resulting in current charter rates being lower than the original charter rates;

•	decreases of $1.0 million and $1.6 million, respectively, for the three and nine months ended September 30, 2016, due to the sale of the Bermuda Spirit in April 2016; and

•	decreases of $1.1 million and $1.4 million, respectively, for the three and nine months ended September 30, 2016, due to the sale of the Hamilton Spirit in May 2016.
partially offset by

•
increases of $1.2 million and $1.9 million, respectively, for the three and nine months ended September 30, 2016, due to lower general and administrative expenses primarily due to the decrease in the conventional tanker fleet, as a result of the sales of the Bermuda Spirit and the Hamilton Spirit.

Teekay Tankers

Recent Developments in Teekay Tankers

In late October 2016, Teekay Tankers agreed to sell two Suezmax tankers, the Yamuna Spirit and Ganges Spirit, and the sales are expected to complete in early 2017. The vessels will be written down to their agreed sales price in the fourth quarter of 2016, and the resulting fourth quarter impairment is expected to be approximately $6.5 million.

In September 2016, Teekay Tankers agreed to sell one Medium Range (or MR) tanker, the Hugli Spirit, and the sale was completed in November 2016. The vessel was written down to its agreed sales price in the third quarter of 2016.

On August 8, 2016, Teekay Tankers completed the sale of one MR tanker, the Teesta Spirit, for $14.0 million. Teekay Tankers recognized a loss on sale of the vessel of $0.1 million in the three months ended September 30, 2016. The vessel was previously written down to its agreed sales price in the second quarter of 2016 and was trading in the Norient pool prior to the sale.

During the three months ended September 30, 2016, Teekay Tankers redelivered back to their owners one in-chartered Aframax tanker and one in-chartered LR2 product tanker in August and September 2016, respectively.

During the three months ended September 30, 2016, Teekay Tankers entered into time charter-out contracts for one Suezmax tanker, with a daily rate of $26,200, and two LR2 product tankers, with an average daily rate of $17,400. The contracts have firm periods ranging from 18 to 24 months. The Suezmax tanker and one LR2 product tanker commenced their contracts in August and September 2016, respectively, and the other LR2 product tanker commenced its contract in October 2016.

Since August 2016, Teekay Tankers has secured two significant Aframax lightering contracts with major oil companies for firm periods of 12 and 24 months, respectively. One contract commenced in October 2016 and the second contract commenced in November 2016.

In May and June 2016, Teekay Tankers entered into a time charter-out contract for one Aframax tanker and extended a time charter-out contract for another Aframax tanker, respectively. These contracts have an average daily rate of approximately $22,500 with firm contract periods ranging from 12 to 24 months.

In December 2015, Teekay Tankers entered into a new in-charter contract for one Aframax tanker which was delivered in February 2016. The new in-charter contract has a daily rate of $22,750 and is scheduled to expire in March 2021. In addition, Teekay Tankers redelivered back to their respective owners two in-chartered Aframax tankers in April 2016 and two in-chartered Aframax tankers in May 2016. In June 2016, one in-chartered Aframax contract was canceled.

Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results and number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2016 and 2015 to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Revenues	104,621	125,369	409,192	336,841
Voyage expenses	(14,933)	(2,588)	(37,514)	(9,967)
Net revenues	89,688	122,781	371,678	326,874
Vessel operating expenses	(44,783)	(33,574)	(136,245)	(82,216)
Time-charter hire expense	(11,335)	(22,600)	(47,964)	(54,396)
Depreciation and amortization	(25,888)	(17,399)	(78,576)	(46,298)
General and administrative	(3,572)	(4,138)	(13,774)	(10,477)
Loss on sale of vessel	(137)	—	(137)	—
Asset impairments	(7,766)	—	(14,186)	—
Restructuring charges	—	(327)		(4,772)
(Loss) income from vessel operations	(3,793)	44,743	80,796	128,715

Equity income	1,045	2,762	9,599	8,931

Calendar-Ship-Days (1)
Conventional Tankers	4,637	4,160	9,509	11,494

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.
Tanker Market and TCE Rates

Crude tanker rates fell to a three-year low in the third quarter of 2016 as normal seasonality was compounded by oil production outages in key Aframax and Suezmax load areas, a shift to shorter-haul trade routes as a result of production outages in the Atlantic, very low refinery throughput, and tanker fleet growth.

Nigerian crude oil production fell to a low of 1.4 million barrels per day (mb/d) during the third quarter of 2016, down from 1.8 mb/d at the start of the year and well below Nigeria’s maximum production capacity of 2.2 mb/d. This led to a reduction in cargoes from West Africa, which had a negative impact on the Suezmax market. Furthermore, a shift by Asian buyers from Atlantic oil barrels to more Middle-Eastern oil barrels reduced overall tanker ton-mile demand. Although global oil demand remains robust, refineries have lowered their purchases of crude oil due to high inventory levels, which impacted tanker demand during the third quarter of 2016. Finally, there has been an acceleration in tanker fleet growth in recent months with 18 Suezmax tanker newbuildings delivered since the start of May 2016 versus just two deliveries in the first four months of 2016.

Crude tanker rates have recovered during the early part of the fourth quarter of 2016, in tandem with a recovery in Nigerian oil production as force majeures are lifted, and as refineries have increased purchases of crude oil ahead of the peak winter demand season. In addition, an increase in Libyan crude oil exports upon the reopening of key ports, and the first export cargos from the Kashagan field via Baltic and Black Sea ports, are further supporting mid-size crude tanker demand in the Atlantic basin. With the onset of winter weather conditions and associated vessels delays, crude tanker rates are expected to continue to improve through the winter months.

Looking ahead to 2017, the International Energy Agency (IEA) forecasts global oil demand growth of 1.2 mb/d, which is similar to 2016 levels. In addition, the IEA is forecasting an increase in non-OPEC production during 2017 including higher volumes from Brazil and Kazakhstan, both of which are expected to contribute to increased demand for mid-size tankers. Recovering supply in Nigeria and Libya are also expected to be positive for mid-size tanker demand, although OPEC decided in its meeting on November 30, 2016 that it will introduce supply cuts of 1.2 mb/d commencing January 2017, which could weigh on crude tanker demand.

The global tanker fleet grew by approximately 24 million deadweight tons (mdwt), or 4.6%, during the first nine months of 2016. The tanker fleet is projected to grow by a further 5% in 2017 as the orderbook delivers, which is in line with the historical average. Looking further ahead, a lack of new vessel ordering in 2016-to-date due to restricted access to capital is expected to give rise to much lower fleet growth in 2018. In addition, recent actions by the International Maritime Organization (IMO) on various regulatory agendas could result in increased scrapping of older vessels due to the heavy capital cost requirements necessary to comply with new regulations.

Overall, we expect the tanker market to improve over the coming winter months due to normal winter seasonality coupled with the return of Atlantic basin oil production.
Teekay Tankers – Conventional Tankers
As at September 30, 2016, Teekay Tankers owned 44 double-hulled conventional oil tankers, time-chartered in four Aframax tankers and one LR2 product tankers from third parties and owned a 50% interest in one Very Large Crude Carrier (or VLCC).

(Loss) income from vessel operations decreased to a loss of $3.8 million and income of $80.8 million for the three and nine months ended September 30, 2016, respectively, compared to income of $44.7 million and $128.7 million for the same periods in the prior year, primarily as a result of:

•
decreases of $35.2 million and $65.9 million for the three and nine months ended September 30, 2016, respectively, resulting from lower average realized TCE rates earned by Suezmax, Aframax, LR2 and MR tankers during 2016;

•
decrease of $13.0 million for the three months ended September 30, 2016, primarily due to the redeliveries of eight in-chartered vessels to their owners during 2016, changes of employment between fixed-rate charters and spot voyage charters and the sale of two MR product tankers in 2015 and 2016, partially offset by the addition of 12 Suezmax tankers that Teekay Tankers acquired during the second half of 2015, the addition of three Aframax in-charters and one LR2 in-charter that were delivered to Teekay Tankers at various times during 2015 and 2016 and the addition of two Aframax tankers acquired from Teekay Offshore during the second half of 2015;

•	decreases of $7.8 million and $14.2 million for the three and nine months ended September 30, 2016, respectively, resulting from a write-down of two MR product tankers to their agreed sales prices;

•
decreases of $1.8 million and $5.5 million for the three and nine months ended September 30, 2016, respectively, due to increases in amortization of dry-docking costs during 2016 resulting from high dry-docking activity during the second half of 2015; and

•
a decrease of $1.3 million for the nine months ended September 30, 2016 as a result of higher corporate expenses incurred during the first quarter of 2016, primarily as a result of legal expenses related to financing activities and the STX Offshore & Shipbuilding Co., Ltd (or STX) arbitration and higher administrative, strategic management and other fees during 2016;

partially offset by

•
an increase of $13.3 million for the nine months ended September 30, 2016 primarily due to the addition of 12 Suezmax tankers that Teekay Tankers acquired during the second half of 2015, the addition of three Aframax in-charters and one LR2 in-charter that were delivered to Teekay Tankers at various times during 2015 and 2016 and the addition of two Aframax tankers acquired from Teekay Offshore during the second half of 2015, partially offset by the redeliveries of eight in-chartered vessels to their owners during 2016, changes of employment between fixed-rate charters and spot voyage charters and the sale of two MR product tanker in 2015 and 2016;

•	increases of $2.9 million and $7.9 million for the three and nine months ended September 30, 2016, respectively, due to higher rates earned from out-chartered Aframax tankers during 2016;

•	increases of $1.7 million and $1.5 million for the three and nine months ended September 30, 2016, due to lower pool management fees, commissions, off-hire bunker and other expenses during 2016;

•
increases of $1.4 million and $9.1 million for the three and nine months ended September 30, 2016, respectively, due to increased revenue days during 2016 due to fewer net off-hire days in 2016 and an additional revenue day as 2016 is a leap year;

•
increases of $1.4 million and $5.6 million for the three and nine months ended September 30, 2016, respectively, due to results from the ship-to-ship transfer business which Teekay Tankers acquired during the third quarter of 2015;

•	an increase of $1.2 million for the nine months ended September 30, 2016, due to in-process revenue contract amortization recognized in revenue in the first quarter of 2016; and

•
an increase of $1.0 million for the three months ended September 30, 2016 as a result of higher corporate expenses incurred during the first quarter of 2015, primarily as a result of legal expenses related to STX arbitration, and lower administrative, strategic management and other fees during 2016.

Equity income was $1.0 million and $9.6 million for the three and nine months ended September 30, 2016, respectively, compared to equity income of $2.8 million and $8.9 million, respectively, for the same periods in the prior year. The changes were primarily due to:

•
an increase of $1.4 million for the nine months ended September 30, 2016 from the High-Q joint venture primarily resulting from a profit share recognized in the second quarter of 2016 as VLCC rates averaged above certain thresholds, triggering profit sharing with the customer; and

•
decreases of $1.4 million and $1.3 million for the three and nine months ended September 30, 2016, respectively, primarily due to lower equity earnings from Tanker Investments Ltd. (or TIL) resulting from lower average realized spot rates earned, partially offset by an increase in Teekay Tankers' ownership in TIL from 9.40% to 11.30% during the first half of 2016 and the fourth quarter of 2015.

Teekay Parent
Recent Developments in Teekay Parent

The Hummingbird Spirit FPSO was previously operating in the latter part of its charter contract with Centrica Energy (or Centrica) whereby Centrica could terminate the contract at any time with 90 days’ notice. In June 2016, Teekay Parent entered into a contract amendment with Centrica to extend the firm period to September 2017 (with Centrica's right to terminate the contract no earlier than March 1, 2017) in exchange for a lower fixed charter rate and an oil price tariff.  The contract amendment took effect on July 1, 2016.

In the fourth quarter of 2015, Teekay Parent secured a 12-month, charter-out contract for the Shoshone Spirit VLCC at $49,000 per day, which was scheduled to expire in December 2016. In the second quarter of 2016, Teekay Parent entered into an agreement to sell the Shoshone Spirit VLCC to a third party and the vessel was written down to its net realizable value as a result of the expected sale. The vessel was classified as held for sale as at September 30, 2016. The vessel was subsequently sold and delivered to its new owner in October 2016.

In December 2014, the Board of Directors of Teekay Offshore’s general partner approved the acquisition of the Petrojarl Knarr FPSO from Teekay Parent, subject to the unit completing certain operational tests and commencing its charter contract at full rate. The Petrojarl Knarr FPSO achieved first oil and commenced its charter contract with BG Norge Limited (or BG) in March 2015 on a partial charter rate. In June 2015, the Petrojarl Knarr FPSO completed its operational testing and commenced its full charter rate and on July 1, 2015, Teekay Parent completed the sale of the Petrojarl Knarr FPSO to Teekay Offshore. Teekay Offshore has included the results of the Petrojarl Knarr FPSO as from March 9, 2015, when it commenced operations.
Operating Results – Teekay Parent
The following table compares Teekay Parent’s operating results and the number of calendar-ship-days for its vessels for the three and nine months ended September 30, 2016 and 2015, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Conventional		Other and		Teekay Parent
	Production		Tankers		Corporate G&A		Total
	Three Months Ended September 30,
	2016	2015	2016	2015	2016	2015	2016	2015

Revenues	53,592	61,568	6,982	16,236	17,258	20,696	77,832	98,500
Voyage expenses	(165)	(9)	(106)	(116)	(705)	(176)	(976)	(301)
Net revenues	53,427	61,559	6,876	16,120	16,553	20,520	76,856	98,199
Vessel operating expenses	(32,998)	(51,875)	(3,698)	(4,539)	(6,920)	(4,177)	(43,616)	(60,591)
Time-charter hire expense	(11,394)	(7,335)	(3,348)	(9,988)	(12,048)	(9,781)	(26,790)	(27,104)
Depreciation and amortization	(17,713)	(17,610)	—	(713)	113	210	(17,600)	(18,113)
General and administrative expenses (1)	(3,966)	(2,751)	(193)	(556)	(1,764)	12,167	(5,923)	8,860
Restructuring charges	(472)	—	—	—	(1,843)	—	(2,315)	—
(Loss) income from vessel operations	(13,116)	(18,012)	(363)	324	(5,909)	18,939	(19,388)	1,251
							—	—
Equity income (loss)	2,479	(1,828)	102	9,229	(328)	—	2,253	7,401

Calendar-Ship-Days (2)
FPSO Units	276	276	—	—	—	—	276	276
Conventional Tankers	—	—	290	644	—	—	290	644
Gas Carriers	—	—	—	—	184	184	184	184
FSO Units	92	92	—	—	184	184	276	276
Shuttle Tankers	184	184	—	—	—	—	184	184
Bunker Barges	—	—		—	184	—	184	—

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Conventional		Other and		Teekay Parent
	Production		Tankers		Corporate G&A		Total
	Nine Months Ended September 30,
	2016	2015	2016	2015	2016	2015	2016	2015

Revenues	167,398	196,895	30,566	51,122	60,698	56,609	258,662	304,626
Voyage expenses	(183)	(151)	(254)	(363)	(2,360)	(189)	(2,797)	(703)
Net revenues	167,215	196,744	30,312	50,759	58,338	56,420	255,865	303,923
Vessel operating expenses	(115,850)	(150,036)	(8,807)	(12,365)	(19,550)	(14,995)	(144,207)	(177,396)
Time-charter hire expense	(25,275)	(21,538)	(20,234)	(30,799)	(35,859)	(33,610)	(81,368)	(85,947)
Depreciation and amortization	(53,309)	(51,838)	(1,717)	(2,139)	337	435	(54,689)	(53,542)
General and administrative expenses (1)	(10,623)	(13,584)	(663)	(1,616)	(6,149)	3,860	(17,435)	(11,340)
Asset impairments	—	—	(12,535)	—	—	—	(12,535)	—
Restructuring charges	(1,317)	—	—	—	(19,280)	(1,782)	(20,597)	(1,782)
(Loss) income from vessel operations	(39,159)	(40,252)	(13,644)	3,840	(22,163)	10,328	(74,966)	(26,084)
							—
Equity (loss) income	(573)	(9,532)	5,047	13,141	(891)	(525)	3,583	3,084
							—
Calendar-Ship-Days (2)							—
FPSO Units	822	819	—	—	—	—	822	819
Conventional Tankers	—	—	1,088	1,911	—	—	1,088	1,911
Gas Carriers	—	—	—	—	548	546	548	546
FSO Units	274	273	—	—	548	546	822	819
Shuttle Tankers	548	546	—	—	—	—	548	546
Bunker Barges	—	—	—	—	548	—	548	—

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from three FPSO units and one conventional tanker, all remaining calendar-ship-days presented relate to in-chartered days.
Teekay Parent – Offshore Production

Offshore Production for Teekay Parent consists of its FPSO units. As at September 30, 2016, Teekay Parent had a direct interest in three 100%-owned operating FPSO units.

The Hummingbird Spirit FPSO charter contract includes an incentive compensation component based on the oil price. In addition, the Petrojarl Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. The declines in the price of oil have negatively impacted our incentive compensation under these contracts and may negatively impact our future revenues if the oil prices remain at or fall below current levels.
Loss from vessel operations for Teekay Parent’s Offshore Production business was $13.1 million and $39.2 million, respectively, for the three and nine months ended September 30, 2016, compared to losses of $18.0 million and $40.3 million, respectively, for the same periods last year, primarily as a result of:

•
decreases in losses of $9.5 million and $7.6 million, respectively, for the three and nine months ended September 30, 2016, compared with the same periods last year, relating to the Petrojarl Foinaven FPSO unit due to the scheduled shutdown of the unit in 2015 for maintenance and lower operating costs in 2016; and

•
a decrease in loss of $6.3 million for the nine months ended September 30, 2016, compared with the same period last year, primarily due to legal costs incurred in 2015 relating to repairs and upgrades to the Petrojarl Banff FPSO unit after the storm event in December 2011, and cost-saving initiatives in 2016;

partially offset by

•
increases in losses of $2.1 million and $10.2 million, respectively, for the three and nine months ended September 30, 2016, compared with the same periods last year, from the Petrojarl Banff FPSO unit as a result of off-hire in the first quarter of 2016 and higher repairs and maintenance costs due to the temporary loss of two mooring lines in the first quarter of 2016;

•
increases in losses of $4.5 million and $1.2 million, respectively, for the three and nine months ended September 30, 2016, compared with the same periods last year, relating to the Hummingbird Spirit FPSO unit, primarily due the contract amendment described above that took effect on July 1, 2016; and

•
increases in losses due to restructuring charges of $0.5 million and $1.3 million, respectively, for the three and nine months ended September 30, 2016, primarily due to the reorganization of the Company's FPSO business.

Teekay Parent – Conventional Tankers
As at September 30, 2016, Teekay Parent had a direct interest in one conventional tanker, and chartered-in two conventional tankers from third parties. The average fleet size (including in-chartered vessels), as measured by calendar-ship-days, decreased during the three and nine months ended September 30, 2016 compared to the same periods in the prior year due to the redeliveries of three Aframax in-chartered vessels to Teekay Offshore and one Aframax in-chartered vessels to Teekay Tankers.
(Loss) income from vessel operations for Teekay Parent’s Conventional Tankers was losses of $0.4 million and $13.6 million, respectively, for the three and nine months ended September 30, 2016, compared to income of $0.3 million and $3.8 million, respectively, in the same periods in the prior year. The changes were primarily as a result of:

•	a decrease in income of $12.5 million for the nine months ended September 30, 2016, due to the write-down in 2016 of one VLCC to its agreed sales price;

•
a decrease in income of $4.0 million for the nine months ended September 30, 2016, due to a cancellation fee paid by Teekay Parent to Teekay Offshore in 2016 related to the termination of a time-charter contract; and

•	decreases in income of $2.5 million and $3.5 million for the three and nine months ended September 30, 2016, respectively, due to lower average realized TCE rates earned for the first half of 2016;
partially offset by

•	an increase in income of $2.0 million for the nine months ended September 30, 2016, due to a distribution received from Gemini Pool L.L.C.; and

•	an increase in income of $1.1 million for the three months ended September 30, 2016, due to changes of employment between fixed-rate charters and spot voyage charters at higher average rates.
Teekay Parent – Other and Corporate G&A
As at September 30, 2016, Teekay Parent had two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.
(Loss) income from vessel operations for Teekay Parent’s Other and Corporate G&A was losses of $5.9 million and $22.2 million, respectively, for the three and nine months ended September 30, 2016, compared to income of $18.9 million and $10.3 million, respectively, in the same periods in the prior year. The changes were primarily as a result of:

•
increases in losses of $8.8 million and $27.1 million, respectively, for the three and nine months ended September 30, 2016, compared to the same periods in the prior year, primarily due to lower revenues earned as a result of the terminations of time charters and the lay-up of the Polar Spirit and Arctic Spirit in 2016;

•
increases in losses of $13.9 million for the three and nine months ended September 30, 2016, compared to the same periods in the prior year, due to business development fees received from Teekay Offshore in 2015 in respect of the Petrojarl Knarr FPSO unit, the Arendal Spirit UMS and the six on-the-water, long distance towing and offshore installation vessels;

•
increases in losses of $3.2 million and $1.6 million, respectively, for the three and nine months ended September 30, 2016, compared to the same period in the prior year, due to fees received from TIL in 2015 for our arrangement of the acquisition of certain of its vessels; and

•
increases in losses of $0.4 million and $2.9 million, respectively, for the three and nine months ended September 30, 2016, compared to the same period in the prior year, primarily due to office closure costs and seafarers' severance amounts relating to tug businesses in Western Australia;

partially offset by

•
decrease in loss of $8.4 million for the nine months ended September 30, 2016 compared to the same period in the prior year, primarily due to lower restructuring charges relating to the reorganization of our marine operations and corporate services in 2015, and lower general and administrative expenses as a result of cost saving initiatives and the strengthening of the U.S. Dollar; and

•
decreases in losses of $1.9 million and $4.8 million, respectively, for the three and nine months ended September 30, 2016, compared to the same periods in the prior year, primarily due to earnings generated on technical, crew and commercial management services provided for an increased fleet size in 2016.

Equity income was $2.3 million and $3.6 million, respectively, for the three and nine months ended September 30, 2016, compared to $7.4 million and $3.1 million, respectively, for the same periods in the prior year. The changes are primarily due to the equity income recorded in Teekay Parent's investment in Petrotrans Holdings Ltd. resulting from a gain in the sale of ship-to-ship transfer business (or SPT) from Teekay Parent's joint venture to Teekay Tankers during the three and nine months ended September 30, 2015, and lower equity income from TIL due to lower spot tanker rates in 2016. These decreases were partially offset by higher equity income from Teekay Parent’s 43% investment in Sevan Marine ASA, due to a deferred tax asset write-down in 2015 and a gain recorded on the sale of a subsidiary and foreign exchange gains during the three and nine months ended September 30, 2016.
Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three and nine months ended September 30, 2016 and 2015:

(in thousands of U.S. dollars, except percentages)	Three Months Ended			Nine months ended
	September 30,			September 30,
	2016	2015	% Change	2016	2015	% Change
	$	$		$	$
Interest expense	(68,490)	(62,450)	9.7	(213,948)	(176,184)	21.4
Interest income	1,143	2,161	(47.1)	3,507	4,890	(28.3)
Realized and unrealized gain (loss) on non-designated derivative instruments	29,926	(109,667)	(127.3)	(166,967)	(129,301)	29.1
Foreign exchange gain (loss)	6,116	(20,218)	(130.3)	(19,555)	(4,312)	353.5
Other income (loss)	480	(164)	(392.7)	(20,806)	(178)	11,588.8
Income tax recovery (expense)	133	(2,450)	(105.4)	(2,366)	(2,207)	7.2
Interest Expense. Interest expense increased to $68.5 million and $213.9 million, respectively, for the three and nine months ended September 30, 2016, from $62.5 million and $176.2 million, respectively, for the same periods in the prior year, primarily due to:

•
increases of $0.3 million and $9.3 million for the three and nine months ended September 30, 2016, respectively, primarily due to the additional issuance of $200 million of Teekay Parent's 8.5% senior unsecured notes in November 2015, partially offset by reductions in Teekay Parent's equity margin revolving credit facility and loan facility secured by three FPSO units, and the maturity of Teekay Parent's NOK bonds in October 2015;

•
increases of $2.8 million and $12.7 million for the three and nine months ended September 30, 2016, respectively, due to additional interest incurred by Teekay Tankers to finance the acquisition of the 12 modern Suezmax tankers which Teekay Tankers acquired in the third quarter of 2015;

•	an increase of $9.2 million for the nine months ended September 30, 2016, due to Petrojarl Knarr commencing operations in March 2015;

•
an increase of $4.8 million for the nine months ended September 30, 2016, due to interest expense relating to the delay in delivery of Teekay Offshore's second UMS newbuilding up until its construction contract cancellation in late-June 2016;

•
increases of $4.1 million and $7.5 million for the three and nine months ended September 30, 2016, respectively, relating to Teekay LNG's interest incurred on the capital lease obligation for the Creole Spirit upon its delivery in February 2016 and for the Oak Spirit upon its delivery in July 2016;

•	an increase of $1.9 million for the nine months ended September 30, 2016, due to an increase in LIBOR on Teekay LNG's floating-rate debt, net of debt repayments during 2016 and 2015;

•
an increase of $1.5 million for the nine months ended September 30, 2016, primarily due to borrowings and loan costs relating to Teekay Offshore's six towing vessels (which delivered throughout the first seven months of 2015), the Arendal Spirit UMS (which commenced operations during the second quarter of 2015) and $30.0 million of senior secured bonds Teekay Offshore issued in February 2015; and

•
an increase of $1.0 million for the nine months ended September 30, 2016, relating to the ineffective portion of unrealized losses recognized for Teekay LNG's hedge-accounted swaps entered in January 2016;

partially offset by

•
decreases of $1.2 million and $3.9 million, respectively, for the three and nine months ended September 30, 2016, due to an increase in Teekay Offshore's capitalized interest on its newbuildings, conversion and upgrade projects;

•
decreases of $1.2 million and $2.0 million, respectively, for the three and nine months ended September 30, 2016, due to Teekay Offshore's ineffective portion of unrealized gains incurred during 2016 on interest rate swaps designated as cash flow hedges for the towage newbuildings;

•	decrease of $1.8 million for the nine months ended September 30, 2016, due to the maturity of Teekay Offshore's NOK 500 million senior unsecured bond in January 2016;

•
a decrease of $1.3 million for the nine months ended September 30, 2016, due to Teekay Offshore's lower average debt balances, partially offset by higher interest rates on existing debt facilities compared to the same period last year; and

•
decreases of $0.5 million and $1.3 million, respectively, for the three and nine months ended September 30, 2016, relating to lower interest expense on Teekay Offshore's NOK bonds as a result of the depreciation of the NOK against the U.S. Dollar and a decrease in NIBOR; however, this decrease was partially offset by an increase in realized losses on cross currency swaps related to Teekay Offshore's NOK senior unsecured bonds, which losses are included in foreign currency exchange losses.

Realized and unrealized gains (losses) on non-designated derivative instruments. Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income (loss). Net realized and unrealized gains (losses) on non-designated derivatives were $29.9 million and $(167.0) million, respectively, for the three and nine months ended September 30, 2016, compared to $(109.7) million and $(129.3) million, respectively, for the three and nine months ended September 30, 2015, as detailed in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(22,219)	(26,858)	(67,808)	(81,952)
Interest rate swap agreement terminations	—	(10,876)	(8,140)	(10,876)
Foreign currency forward contracts	(2,583)	(6,250)	(9,915)	(15,910)
Time charter swap agreement	1,096	—	1,222	—
	(23,706)	(43,984)	(84,641)	(108,738)
Unrealized gains (losses) relating to:
Interest rate swap agreements	47,816	(60,682)	(96,055)	(20,356)
Foreign currency forward contracts	6,006	(4,792)	21,070	(1,735)
Stock purchase warrants	(398)	(209)	(8,894)	1,528
Time charter swap agreement	208	—	1,553	—
	53,632	(65,683)	(82,326)	(20,563)
Total realized and unrealized gains (losses) on derivative instruments	29,926	(109,667)	(166,967)	(129,301)
The realized gains (losses) relate to amounts we actually realized or paid to settle such derivative instruments.
For the nine months ended September 30, 2016 and 2015, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.4 billion and $3.5 billion, respectively, with average fixed rates of approximately 3.3% and 3.4%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $22.2 million and $67.8 million during the three and nine months ended September 30, 2016, respectively, compared to realized losses of $26.9 million and $82.0 million for the respective periods in the prior year under the interest rate swap agreements. We also incurred a realized loss of $8.1 million during the nine months ended September 30, 2016, compared to realized losses of $10.9 million for the three and nine months ended September 30, 2015, from the termination of interest rate swaps.
We recognized realized losses of $2.6 million and $9.9 million during the three and nine months ended September 30, 2016, respectively, compared to $6.3 million and $15.9 million, respectively, for the same periods last year under the foreign currency forward contracts.
Primarily as a result of larger decreases in long-term benchmark interest rates during the nine months ended September 30, 2016, compared with decreases during the same period in 2015, we recognized unrealized losses of $96.1 million in the nine months ended September 30, 2016 compared to $20.4 million, for the same period last year under the interest rate swap agreements.
Primarily as a result of increases in long-term benchmark interest rates during the three months ended September 30, 2016, compared with decreases during the same period in 2015, we recognized unrealized gains (losses) of $47.8 million in during the nine months ended September 30, 2016, compared to $(60.7) million for the same period last year under the interest rate swap agreements.
We recognized unrealized gains (losses) of $6.0 million and $21.1 million during the three and nine months ended September 30, 2016, respectively, compared to $(4.8) million and $(1.7) million, respectively, for the same periods last year under the foreign currency forward contracts.

In January 2014, we and Teekay Tankers formed TIL. We and Teekay Tankers invested a total of $50.0 million for an aggregate of 5.0 million shares of TIL's common stock, representing an initial aggregate 20% interest in TIL, as part of a $250.0 million private placement by TIL. In addition, we and Teekay Tankers received stock purchase warrants entitling us and Teekay Tankers to purchase up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL's common stock trade on a national securities exchange or over-the-counter market denominated in NOK, we and Teekay Tankers may also exercise the stock purchase warrants at 61.67 NOK per share using a cashless exercise procedure. During the three and nine months ended September 30, 2016, we recognized $0.4 million and $8.9 million, respectively, of unrealized losses on the stock purchase warrants, compared to unrealized (losses) gains of $(0.2) million and $1.5 million, respectively, for the same periods last year, as a result of the changes in the underlying share price of TIL. Please read “Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”
For the three and nine months ended September 30, 2016, we recognized unrealized gains on time charter swap agreements of $0.2 million and $1.6 million, respectively.
Foreign Exchange Gain (Loss). Foreign currency exchange gains (losses) were $6.1 million and $(19.6) million, for the three and nine months ended September 30, 2016, respectively, compared to $(20.2) million and $(4.3) million, respectively, for the same periods last year. Our foreign currency exchange gains (losses), substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains (losses) on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three and nine months ended September 30, 2016, foreign currency exchange gains (losses) include realized losses of $5.6 million (2015 – $5.6 million) and $15.6 million (2015 – $13.6 million) and unrealized gains (losses) of $40.0 million (2015 – $(70.4) million) and $93.2 million (2015 – $(112.5) million) on our cross currency swaps, and unrealized (losses) gains of $(28.4) million (2015 – $61.4 million) and $(61.3) million (2015 – $103.7 million) on the revaluation of our NOK-denominated debt. For the three and nine months ended September 30, 2016 and 2015, foreign currency exchange gains (losses) include the revaluation of our Euro-denominated restricted cash, debt, and capital leases.

Other Income (Loss). Other income (loss) was $0.5 million and $(20.8) million, respectively, for the three and nine months ended September 30, 2016, compared to $(0.2) million and $(0.2) million, respectively, for the same periods last year. The increase in losses in the nine months ended September 30, 2016 was primarily due to the cancellation of the two UMS construction contracts recorded during the nine months ended September 30, 2016, resulting in the recognition of an expense relating to estimated potential damages of $38.0 million, partially offset by a $14.5 million gain associated with the extinguishment of contingent liabilities relating to the UMS newbuildings and a $2.1 million gain relating to the reassessment of a contingent liability fair value associated with the Arendal Spirit UMS.
Income Tax Recovery (Expense). Income tax recovery (expense) was $0.1 million and $(2.4) million, respectively, for the three and nine months ended September 30, 2016, compared to $(2.5) million and $(2.2) million, respectively, for the same periods last year. The decrease in income tax expense for the three months ended September 30, 2016, compared to the same period last year, was primarily due to a decrease in freight taxes.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Teekay Corporation – Consolidated
Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $1.8 billion, which mostly relates to our remaining 2016 and 2017 capital expenditure commitments. We are currently in the process of obtaining additional debt financing from various sources for our remaining capital commitments relating to our portion of newbuildings on order as at September 30, 2016. As at September 30, 2016, Teekay Corporation’s total consolidated cash and cash equivalents was $705.3 million, compared to $678.4 million at December 31, 2015. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $1.1 billion as at September 30, 2016, compared to $860.7 million as at December 31, 2015.
We believe there is currently a dislocation in the capital markets relative to the stability of our businesses. Based on the upcoming equity capital requirements for our committed growth projects, coupled with the uncertainty regarding how long it will take for the energy and capital markets to normalize, we believe that it is in the best interests of our shareholders to conserve more of our internally generated cash flows for committed existing and future growth projects and to reduce debt levels. Consequently, effective for the quarterly distribution for the fourth quarter of 2015, Teekay Parent temporarily reduced its quarterly cash dividend per share to $0.055 from $0.55, Teekay Offshore temporarily reduced its quarterly cash distribution per common unit to $0.11 from $0.56 and Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70. Teekay Parent, Teekay Offshore and Teekay LNG each maintained these reduced dividend and distribution levels for the first three quarters of 2016. Despite significant weakness in the global energy and capital markets, our cash flows from vessels operations remain largely stable and are supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties. In addition to using more of our internally generated cash flows for future growth projects and to reduce our debt levels, we may seek alternative sources of financing such as sale and leaseback transactions, asset sales, new bank borrowings and the issuance of new debt and equity securities.
Since early 2016, Teekay Parent and the Daughter Companies have been executing on a series of financing initiatives intended to contribute to the funding of our upcoming capital expenditures and debt maturities, which are explained in the Teekay Parent and Daughter sections that follow.

Our revolving credit facilities and term loans are described in Item 1 – “Financial Statements: Note 8 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and nine loan agreements require the maintenance of vessel market value to loan ratios. As at September 30, 2016, these vessel market value to loan ratios ranged from 106% to 352% compared to their minimum required ratios of 105% to 125%, respectively. As at September 30, 2016, one revolver, with a minimum hull coverage ratio requirement of 105%, had an outstanding balance of $78.6 million (December 31, 2015 - $84.0 million) and a hull coverage ratio of 106% (December 31, 2015 - 138%). In October 2016, Teekay Tankers prepaid $5.0 million of the remaining revolver balance, and as a result of the payment, the pro forma hull coverage ratio was 114%. The vessel values used in these ratios are the appraised values prepared by us based on second-hand sale and purchase market data. Changes in the conventional tanker market, FPSO market and a weakening of the LNG/LPG carrier market could negatively affect our compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at September 30, 2016, this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity from 5.0% to 7.5% of total debt. As at September 30, 2016, this aggregate amount was $368.2 million. At September 30, 2016, we were in compliance with all covenants required by our credit facilities and other long-term debt.
Teekay Parent’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG, and shares of Class A common stock of Teekay Tankers owned by us. If, as a result of a decline in the aggregate market value of the pledged securities, the outstanding balance of the loan exceeds the loan-to-value ratio, Teekay Parent must prepay amounts under the facility. As of September 30, 2016, based on the loan-to-value thresholds there was $150.0 million of credit available under this facility, of which $16.9 million was drawn and $133.1 million was available but undrawn.
The aggregate annual long-term debt principal repayments required to be made by us subsequent to September 30, 2016, were $0.3 billion (remainder of 2016), $1.1 billion (2017), $1.7 billion (2018), $1.0 billion (2019), $1.2 billion (2020) and $1.8 billion (thereafter).
We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read "Item 3 - Quantitative and Qualitative Disclosures About Market Risk".
The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.
Teekay Parent
Teekay Parent owns three FPSO units and one conventional tanker which was sold in October 2016, and continues to in-charter a number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Companies and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties or Teekay Offshore (and in the past, Teekay LNG and Teekay Tankers). As at September 30, 2016, Teekay Parent’s total cash and cash equivalents was $154.8 million, compared to $221.0 million at December 31, 2015. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $287.8 million as at September 30, 2016, compared to $234.5 million as at December 31, 2015.

In addition to a series of financing initiatives at Teekay Offshore (as described below), in May and June 2016, Teekay Parent completed various initiatives to increase its financial strength and flexibility, including:

•
refinancing three existing debt facilities, including $150 million relating to Teekay Parent’s equity margin revolving credit facility, $150 million of an existing revolving credit facility relating to Teekay Parent’s three directly-owned FPSO units, and $50 million of an existing debt facility relating to the Shoshone Spirit VLCC;

•	selling Teekay Parent’s 50% interest in three infield support vessel tugs for Royal Dutch Shell’s Prelude floating liquefied natural gas (FLNG) unit; and

•
issuing $100 million of common shares at a price of $8.32 per share to a group of institutional investors and two entities established by Teekay Parent's founder, including Resolute Investments, Inc. (or Resolute), Teekay Parent's largest shareholder.

In connection with the above initiatives and subsequent to June 2016, Teekay sold the Shoshone Spirit for $63.0 million. In addition, in September 2016, Teekay sold an aggregate of 0.8 million shares of common stock as part of a continuous offering program, generating net proceeds of $5.7 million. As of September 30, 2016, Teekay had the ability to sell additional shares of its common stock having an aggregate offering price of up to $44.3 million under its continuous offering program.
Teekay’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay. In June 2016, Teekay amended the facility by further reducing its aggregate potential borrowings from $300 million to $150 million, extending its maturity date from January 2018 to December 2018 and amending the formula which further limits the amount available to borrow based on the value of the common units of Teekay Offshore and Teekay LNG and the shares of Class A common stock of Teekay Tankers that are pledged as collateral. The amendment resulted in an increase in the loan-to-value ratio which increased the availability under the facility from approximately $34 million to $150 million as of September 30, 2016. As of September 30, 2016, Teekay Parent had $16.9 million drawn on this facility, and $133.1 million undrawn.
As part of completing the financing initiatives both at Teekay Parent and Teekay Offshore, in June 2016, Teekay Parent entered into guarantee arrangements relating to Teekay Offshore up to a maximum of $495 million. The guarantees cover amounts owing under: certain existing interest rate swaps which have put option termination rights that were extended to February 2019; a new loan for Teekay Offshore’s East Coast Canada shuttle tanker project during the construction period for three newbuilding shuttle tankers scheduled for delivery in 2017 and 2018; and certain existing cross currency swaps related to two of Teekay Offshore’s Norwegian Kroner bonds for which the maturity dates were extended to the end of 2018 (as described below). In addition, Teekay Parent extended the maturity date for obligations in the amount of $200 million owed to Teekay Parent by Teekay Offshore from July 2016 to January 2019 and agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions to be paid to Teekay Parent or its affiliates, including the general partner of Teekay Offshore, will instead be paid in common units of Teekay Offshore. In addition, Teekay Parent agreed with its lenders that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2018 have been repaid, Teekay Parent will raise equity capital in an amount equal to any cash dividends paid by Teekay Parent during that period.
We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.
Teekay Offshore
Teekay Offshore's business model is to employ its vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. Prior to the fourth quarter of 2015, the operating cash flow Teekay Offshore's vessels generated each quarter, excluding a reserve for maintenance capital expenditures and distributions on its preferred units, was generally paid out to its common unitholders within approximately 45 days after the end of each quarter. As discussed in the Teekay Corporation section above, Teekay Offshore temporarily reduced its quarterly cash distributions to $0.11 per common unit, a level which it has maintained for the first three quarters of 2016, and its near-term business strategy is now primarily focused on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects.
Teekay Offshore's primary liquidity needs for the remainder of 2016 and for 2017 are to pay existing committed capital expenditures, to settle claims and potential claims against it, and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly distributions on certain of Teekay Offshore's outstanding common and preferred units, operating expenses and dry-docking expenditures and funding general working capital requirements. We anticipate that Teekay Offshore's primary sources of funds for the remainder of 2016 and for 2017 will be cash flows from operations, bank debt, equity offerings and proceeds from the sale of certain assets.
During the second quarter of 2016, Teekay Offshore completed a series of initiatives to manage its unfunded capital expenditures and upcoming debt maturities, including:

•
obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six previously un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	extending $75 million of the outstanding principal amount of an existing revolving credit facility financing for the Petrojarl Varg FPSO unit until late-2017;

•
extending the majority of the principal maturity payments to late-2018 for two of Teekay Offshore's existing NOK senior unsecured bonds, previously due in January 2017 and January 2018, and agreeing to pay a portion of the outstanding principal amount under these facilities in October 2016, October 2017, and January 2018;

•
agreeing with Teekay Parent that, until Teekay Offshore's NOK bonds maturing 2018 have been repaid, all cash distributions to be paid to Teekay Parent or its affiliates, including Teekay Offshore's general partner, will instead be paid in common units of Teekay Offshore;

•
extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Parent under the terms of a subordinated promissory note pursuant to which Teekay Offshore will pay Teekay Parent interest at a rate of 10.0% per annum, one half of which will be paid in cash, and the other half of which will be paid in common units of Teekay Offshore or from the proceeds of the sale of equity securities by Teekay Offshore;

•
issuing $200 million of equity, consisting of (i) $100 million of Teekay Offshore's Series D Preferred Units (with a two-year option to pay quarterly distributions in common units rather than cash) plus 4.5 million warrants with an exercise price of $4.55 per common unit and 2.25 million warrants with an exercise price of $6.05 per common unit issued to a group of investors and affiliated parties, including Teekay Parent, which invested $26 million, Teekay's CEO Peter Evensen, and two entities established by Teekay Parent's founder, including Resolute, Teekay Parent's largest shareholder, and (ii) $100 million of common units at a price of $4.55 per unit issued to a group of investors;

•	cancellation of the shipbuilding contracts for the two remaining UMS newbuildings by Teekay Offshore's subsidiary Logitel; and

•
amending the terms of certain interest rate swaps to defer the counterparties’ early termination options and extending and increasing the threshold of existing cross currency swaps related to Teekay Offshore's two NOK bonds that have been extended as part of these initiatives.

As part of completing the financing initiatives, Teekay Offshore agreed to convert $46 million of face value of the $250 million of Series C Preferred Units for approximately 8.3 million common units and the remaining approximately $204 million of outstanding Series C Preferred Units for approximately 8.5 million of its newly-issued 8.60% Series C-1 Preferred Units that also include a two-year payment-in-kind option.
As part of the financing initiatives, Teekay provided financial guarantees to Teekay Offshore for liabilities associated with the long-term debt financing relating to the East Coast of Canada newbuilding shuttle tankers and for certain of Teekay Offshore's interest rate swap and cross currency swap liabilities. The guarantees cover liabilities totaling up to $495 million and have been provided at no additional cost to Teekay Offshore.
In addition, Teekay Offshore is evaluating or pursuing a number of additional potential sources of financing to increase its available liquidity, including divesting of assets, issuing equity securities, and accessing the unsecured bond market. There can be no assurance that any such financing will be available to Teekay Offshore on acceptable terms, if at all.
Teekay Offshore's ability to continue to expand the size of its fleet over the long-term is in part dependent upon its ability to continue to generate operating cash flow, particularly from its shuttle tanker and FPSO fleets, obtain long-term bank borrowings and other debt, as well as its ability to raise debt or equity financing through either public or private offerings.
As at September 30, 2016, Teekay Offshore's total future remaining payments for vessels and newbuildings and committed conversions, including its 50% interest in the Libra FPSO conversion, were estimated to be approximately $759.5 million, consisting of $129.6 million (remainder of 2016), $559.3 million (2017) and $70.6 million (2018). Of this $759.5 million of future contractual obligations, Teekay Offshore has pre-arranged undrawn financing of $524.8 million and therefore a remaining funding requirement of $164.1 million (2017) and $70.6 million (2018). Teekay Offshore expects to manage these funding requirements with net operating cash flow, issuing equity securities through its continuous offering program, debt financings and refinancings, divesting assets, and its existing liquidity.
As at September 30, 2016, Teekay Offshore's total consolidated cash and cash equivalents were $222.9 million, compared to $258.5 million at December 31, 2015. Teekay Offshore's total consolidated liquidity, including cash, cash equivalents and undrawn long-term borrowings was $398.1 million as at September 30, 2016, compared to $282.7 million as at December 31, 2015. The increase in liquidity was primarily due to: proceeds from the sale and issuance of Series D Preferred Units and common units as described above and as part of Teekay Offshore's continuous offering program; additional bank financings as described above; proceeds from the sale of the Navion Torinita, Fuji Spirit and Kilimanjaro Spirit; and a decrease in collateral on cross currency swaps; partially offset by the scheduled repayments or prepayments of outstanding term loans and NOK bonds; and payments for committed newbuildings and conversions (please read Item 1 - Financial Statements: Note 10. Commitments and Contingencies).
As at September 30, 2016, Teekay Offshore had a working capital deficit of $386.3 million, compared to a working capital deficit of $504.5 million at December 31, 2015. Accrued liabilities increased primarily due to estimated potential damages relating to the cancellation of the two UMS newbuildings. The due to affiliates balance in current liabilities decreased primarily due to the refinancing of the $100 million convertible promissory note issued to Teekay Corporation in connection with the financing of the acquisition of the Petrojarl Knarr FPSO unit, and a $100 million six-month loan made by Teekay Corporation to Teekay Offshore, with a $200 million long-term subordinated promissory note issued to Teekay Corporation by Teekay Offshore, which matures in 2019. The current portion of derivative instruments in current liabilities decreased due to the amendment of terms of certain interest rate swaps to defer the counterparties’ early termination options and extend and increase the collateral threshold of existing cross currency swaps related to two of Teekay Offshore's NOK bonds as described above. The current portion of long-term debt increased primarily due to reclassifying two term loans maturing in the first half of 2017 to current portion of long-term debt as at September 30, 2016, the drawdown of existing term loans to finance the installment payments on the four towing and offshore installation newbuildings, one of which delivered during September 2016, and the Petrojarl I FPSO unit upgrades, and the reclassification of a portion of the term loan relating to the Gina Krog FSO conversion to current portion of long-term debt as at September 30, 2016, partially offset by the extension of $75 million of an existing revolving credit facility relating to the Petrojarl Varg FPSO unit, the repayment of NOK 500 million of one tranche of a NOK bond which matured and was paid in January 2016 and other debt repayments and prepayments during 2016. Teekay Offshore expects to manage its working capital deficit primarily with net operating cash flow, issuing equity securities through its continuous offering program, debt refinancings, divesting assets, and its existing liquidity.
Teekay LNG
Teekay LNG's business model is to employ its vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. Prior to the fourth quarter of 2015, the operating cash flow generated by Teekay LNG's vessels each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, was generally paid out to its unitholders and General Partner as cash distributions within approximately 45 days after the end of each quarter. Global crude oil prices have significantly declined since mid-2014. As discussed in the Teekay Corporation section above, Teekay LNG temporarily reduced its quarterly cash distribution per common unit to $0.14 from $0.70. In addition to using more of its internally generated cash flows to fund future growth projects and reduce its debt levels, Teekay LNG may seek alternative sources of financing such as sale and leaseback transactions.

Teekay LNG's primary liquidity needs for the remainder of 2016 through 2018 include payment of its quarterly distributions, including distributions on its Series A Preferred Units, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term, bank debt maturities, committed capital expenditures, and the funding of general working capital requirements. We anticipate that Teekay LNG's primary sources of funds for its short-term liquidity needs will be cash flows from operations, proceeds from debt financings and dividends from its equity accounted joint ventures. For the remainder of 2016 through to 2018, we expect that Teekay LNG's existing liquidity, combined with the cash flow it expects to generate from its operations and receive as dividends from its equity accounted joint ventures will be sufficient to finance its liquidity needs, including the equity portion of its committed capital expenditures. Teekay LNG's remaining liquidity needs require it to secure debt financing for an adequate portion of its committed capital expenditures, to refinance its loan facilities maturing in 2016 to 2018 and its Norwegian Kroner-denominated bonds due in 2017 and 2018, and to possibly fund the potential exposure relating to the lease arrangements that the Teekay Nakilat Joint Venture had previously entered into (please read “Item 1 - Financial Statements: Note 10c - Commitments and Contingencies"). In addition, Teekay LNG has committed debt financing in place for the vessels under construction for the BG Joint Venture. In October 2016, Teekay LNG raised gross proceeds of $125 million in a preferred units issuance and issued, in the Norwegian bond market, NOK 900 million in senior unsecured bonds that mature in October 2021. In November 2016, Teekay LNG refinanced its $150.0 million revolving credit facility maturing in 2016 with a new $170.0 million revolving credit facility maturing in November 2017. Teekay LNG used a portion of the bond issuance proceeds to repurchase a portion of Teekay LNG's NOK-denominated bonds maturing in 2017. Teekay LNG is actively working on obtaining debt financings for its eight 100%-owned LNG carriers under construction, the six LNG carriers under construction for the Yamal LNG Joint Venture, and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain and associated floating storage unit (or FSU).

Teekay LNG's liquidity needs beyond 2018 decline significantly compared to 2016 to 2018, as a majority of its capital expenditure commitments relate to the remainder of 2016 to 2018. Teekay LNG's ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as its ability to raise debt or equity financing through either public or private offerings.

Teekay LNG has two facilities that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios ranging from 110% to 115%, which as at September 30, 2016 ranged from 128% to 209%. The vessel values were determined using a current market value for comparable second-hand vessels. Since vessel values can be volatile, Teekay LNG's estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold.

As at September 30, 2016, Teekay LNG's consolidated cash and cash equivalents were $268.4 million, compared to $102.5 million at December 31, 2015. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $315.8 million as at September 30, 2016, compared to $232.5 million as at December 31, 2015. The increase in total consolidated liquidity was primarily due to proceeds from its sale-leaseback financing transactions in February 2016 and July 2016 relating to the Creole Spirit and Oak Spirit, respectively.

As at September 30, 2016, Teekay LNG had a working capital deficit of $74.6 million, which consisted of $51.2 million of its NOK bonds maturing in May 2017, net of the NOK bond repurchases in October 2016 described above, and $55.7 million of current capital lease obligations relating to two Suezmax tankers, under which the owner has the option to require Teekay LNG to purchase the vessels. Teekay LNG expects to manage its working capital deficit primarily with net operating cash flow and dividends from its equity accounted joint ventures, debt refinancings and, to a lesser extent, existing undrawn revolving credit facilities. As at September 30, 2016, Teekay LNG had undrawn revolving credit facilities of $47.4 million. In addition, in October 2016, Teekay LNG raised gross proceeds of $125 million from its issuance of Series A Preferred Units and NOK 900 million in a bond issuance, less the associated bond repurchases of NOK 292 million and in November 2016, Teekay LNG refinanced its $150.0 million revolving credit facility maturing in 2016 with a new $170.0 million revolving credit facility maturing in November 2017.
Teekay Tankers
Teekay Tankers’ business model is to own and charter out oil and product tankers and it employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Teekay Tankers’ primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions.
As at September 30, 2016, Teekay Tankers' total consolidated cash and cash equivalents was $59.2 million, compared to $96.4 million at December 31, 2015. Teekay Tankers' cash balance as at September 30, 2016 decreased primarily as a result of repayments of its long-term debt in conjunction with the refinancing of its long-term debt facilities (described below) and dividends paid which were partially offset by distributions it received from its equity accounted investments. Teekay Tankers' total consolidated liquidity, including cash and undrawn credit facilities, was $119.2 million as at September 30, 2016, compared to $111.0 million as at December 31, 2015. We anticipate that Teekay Tankers' primary sources of funds for its short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which we believe will be sufficient to meet Teekay Tankers' existing liquidity needs for at least the next 12 months.

Teekay Tankers' short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock, scheduled repayments and prepayments of long-term debt, as well as funding its other working capital requirements. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

From the first quarter of 2013 to the dividend paid in the fourth quarter of 2015, Teekay Tankers distributed a portion of its cash flow to shareholders through a fixed quarterly dividend of $0.03 per share on its common shares. Commencing with the dividend paid in the first quarter of 2016, Teekay Tankers adopted a new dividend policy under which quarterly dividends are expected to range from 30% to 50% of its quarterly adjusted net income, subject to the discretion of its Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Specific items affecting net income include foreign exchange gains or losses, unrealized gains or losses on derivative instruments, asset impairment and debt issuance costs which were written off in connection with the refinancing of Teekay Tankers' debt facilities in the first quarter of 2016.

Teekay Tankers' long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that Teekay Tankers' long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings, which include equity issuances from Teekay Tankers' continuous offering program. We expect that Teekay Tankers will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels from Teekay Parent or third parties.

In January 2016, Teekay Tankers entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay two bridge loan facilities which matured in late January 2016, and a portion of Teekay Tankers' main corporate revolving credit facility which was scheduled to mature in 2017. As of September 30, 2016, the $894.4 million long-term debt facility had a total outstanding balance of $738.6 million, of which $309.1 million relates to the revolving credit facility and $429.5 million relates to the term loan.
Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2016	2015
	$	$
Net operating cash flows	503,110	633,555
Net financing cash flows	(389,538)	931,179
Net investing cash flows	(86,668)	(1,581,939)
Operating Cash Flows
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates, which have increased recently after a number of years of historically lower rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of two of our FPSO units include incentives based on average annual oil prices, the reduction in global oil prices during recent years has negatively impacted our operating cash flows.
Consolidated net cash flow from operating activities decreased to $503.1 million for the nine months ended September 30, 2016, from $633.6 million for the nine months ended September 30, 2015. This decrease was primarily due to a $36.7 million decrease in income from vessel operations before depreciation, amortization, asset impairments, net (gain) loss on sale of vessels, equipment and other assets and the amortization of in-process revenue contracts of our businesses. Additional contributing factors to the decrease included lower average spot tanker rates earned in 2016 compared to 2015 and the termination of time charters and resulting lay-up of the Polar Spirit and Arctic Spirit LNG carriers. We received dividends from our joint ventures of $32.8 million for the nine months ended September 30, 2016, compared to $90.1 million for the nine months ended September 30, 2015. There was an $17.9 million decrease in cash flow as a result of higher expenditures for dry docking due to more vessels dry-docked in the nine months ended September 30, 2016 compared to the same period in 2015. The decrease in cash flow was partially offset by an increase in changes to non-cash working capital items of $43.4 million.
For a further discussion of changes in income from vessel operations before depreciation, amortization, asset impairments, net (gain) loss on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, please read “Results of Operations.”
Financing Cash Flows
The Daughter Companies hold most of our liquefied gas carriers (Teekay LNG), offshore assets, including shuttle tankers, FPSO units and FSO and offshore support units (Teekay Offshore) and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $190.0 million in the nine months ended September 30, 2016, compared to $560.0 million in the same period last year. Teekay Parent raised net proceeds from issuances of new equity to the public and to third party investors and two entities established by our founder, including Resolute, our largest shareholder, of $101.9 million in the nine months ended September 30, 2016, compared to $nil in the same period last year. As the sizes of the Daughter Companies had grown through acquisitions, whether from Teekay or otherwise, the amount of their operating cash flows generally had increased, which had resulted in larger aggregate distributions, primarily from Teekay Offshore and Teekay LNG. As described above, distributions from Teekay Offshore and Teekay LNG have been temporarily reduced commencing with the distributions relating to the fourth quarter of 2015. Distributions to non-controlling interests decreased to $98.7 million in the nine months ended September 30, 2016 from $257.4 million in the same period last year. In addition, distributions from the Daughter Companies to Teekay Parent decreased to $35.6 million in the nine months ended September 30, 2016 from $135.8 million in the same period last year. Teekay Parent has agreed with Teekay Offshore that, until Teekay Offshore’s Norwegian Kroner bonds maturing 2018 have been repaid, all cash distributions to be paid to Teekay Parent or its affiliates, including the general partner of Teekay Offshore, will instead be paid in common units of Teekay Offshore.

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net proceeds from the issuance of long-term debt, which is proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, were $35.7 million in the nine months ended September 30, 2016, and $1.3 billion in the same period last year.
Dividends paid by Teekay during the nine months ended September 30, 2016 on its outstanding common stock were $12.7 million, compared to $85.9 million during the nine months ended September 30, 2015, or $0.165 per share for 2016, compared to $1.1825 per share for 2015.
Investing Cash Flows
During the nine months ended September 30, 2016, we incurred capital expenditures for vessels and equipment of $547.3 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Offshore incurred $238.3 million of expenditures for vessels and equipment, Teekay LNG incurred $302.3 million, primarily for newbuilding installment payments and shipbuilding supervision costs for its LNG carrier newbuildings, and contributed $33.0 million to its equity accounted joint ventures for the nine months ended September 30, 2016, and Teekay Tankers incurred $3.9 million of capitalized expenditures. In addition, Teekay Offshore made a $52.9 million investment in its joint ventures and received proceeds of $55.5 million from the sale of the Navion Torinita shuttle tanker and the Fuji Spirit and Kilimanjaro Spirit conventional tankers. Teekay LNG received proceeds of $355.3 million from the sale-leaseback financing transaction completed on the Creole Spirit and Oak Spirit in February 2016 and proceeds of $94.3 million from the sales of the Bermuda Spirit and Hamilton Spirit in April 2016 and May 2016.
During the nine months ended September 30, 2015, we incurred capital expenditures for vessels and equipment of $1.6 billion, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Parent incurred $85.2 million of capital expenditures primarily for the installment payments and conversion costs of the Petrojarl Knarr FPSO unit. Teekay Offshore incurred capitalized expenditures of $563.3 million, including $213.3 million on the six towing and offshore installation vessels delivered in the nine months ended September 30, 2015, the $167.0 million final installment on the Arendal Spirit UMS, $60.2 million of upgrade costs on the Petrojarl I FPSO unit, $46.7 million on FSO conversion costs, the $33.2 million first installment payment on three newbuilding shuttle tankers, $28.8 million on various other vessel additions and installments of $14.1 million on the four newbuilding towing and offshore installation vessels. Teekay LNG incurred capital expenditures of $166.5 million relating to newbuilding installments for six of its 11 LNG carrier newbuildings. Teekay Tankers incurred capital expenditures of $756.5 million relating to the acquisition of 10 Suezmax tankers from Principal Maritime during the third quarter of 2015, the acquisition of four LR2 product tankers and one Aframax tanker in the first quarter of 2015 and other capital expenditures. In addition, we invested $34.5 million in our equity-accounted investees, primarily related to Teekay Offshore’s 50% interest in the Libra FPSO joint venture, provided capital to Teekay LNG’s equity accounted investment primarily to prepay debt within the Teekay LNG-Marubeni Joint Venture and we were repaid $54.3 million from our loans to equity-accounted investees. During the first quarter of 2015, Teekay Offshore received proceeds of $8.9 million from the sale of a 1997-built shuttle tanker. In addition, Teekay Tankers invested $47.0 million related to the acquisition of SPT during the third quarter of 2015.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at September 30, 2016:

		Remainder of					Beyond
	Total	2016	2017	2018	2019	2020	2020
	In millions of U.S. Dollars
Teekay Offshore
Bond repayments (1)(2)	600.6	22.5	22.5	130.4	425.2	—	—
Scheduled repayments of long-term debt (1)	1,981.7	83.6	329.9	369.2	331.3	233.3	634.4
Repayments on maturity of long-term debt (1)	624.2	—	184.7	144.1	25.0	40.0	230.4
Chartered-in vessels (operating leases)	143.0	20.7	69.7	35.4	17.2	—	—
Newbuildings installments/conversion (3)	759.5	129.6	559.3	70.6	—	—	—
Asset retirement obligation	21.3	—	—	—	—	21.3	—
	4,130.3	256.4	1,166.1	749.7	798.7	294.6	864.8
Teekay LNG
Bond repayments (2)(4)	325.6	—	51.2	112.7	—	125.2	36.5
Scheduled repayments of long-term debt (2)(5)	588.9	25.1	118.6	115.7	64.4	63.0	202.1
Repayments on maturity of long-term debt (2)(5)(6)	1,063.5	—	150.0	553.1	31.5	—	328.9
Commitments under capital leases (7)	545.8	9.5	61.0	57.4	30.1	30.1	357.7
Commitments under operating leases (8)	301.5	6.0	24.1	24.1	24.1	24.1	199.1
Newbuildings installments/shipbuilding supervision (9)	3,044.6	158.4	1,054.6	1,072.8	558.9	199.9	—
	5,869.9	199.0	1,459.5	1,935.8	709.0	442.3	1,124.3
Teekay Tankers
Scheduled repayments of long-term debt (10)	520.2	60.8	125.0	111.8	110.0	110.0	2.6
Repayments on maturity of long-term debt (10)	456.0	—	49.1	65.5	—	—	341.4
Chartered-in vessels (operating leases) (11)	56.9	9.9	20.7	8.3	8.3	8.3	1.4
	1,033.1	70.7	194.8	185.6	118.3	118.3	345.4
Teekay Parent
Bond repayments (12)	592.7	—	—	—	—	592.7	—
Scheduled repayments of long-term debt (12)	120.0	13.4	53.3	53.3	—	—	—
Repayments on maturity of long-term debt (12)	96.9	50.0	—	46.9	—	—	—
Chartered-in vessels (operating leases) (13)	11.8	2.3	9.1	0.4	—	—	—
Asset retirement obligation	23.7	—	—	23.7	—	—	—
	845.1	65.7	62.4	124.3	—	592.7	—
Total	11,878.4	591.8	2,882.8	2,995.4	1,626.0	1,447.9	2,334.5

(1)
Excludes expected interest payments of $27.4 million (remainder of 2016), $99.2 million (2017), $83.6 million (2018), $48.6 million (2019), $28.2 million (2020) and $51.5 million (beyond 2020). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR or NIBOR, plus margins which ranged between 0.30% and 5.75% (variable rate loans) as at September 30, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Offshore has used as an economic hedge of certain of its variable rate debt and NOK -denominated obligations.

(2)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2016.

(3)
Consists of Teekay Offshore’s estimated remaining payments for the three towing and offshore installation newbuildings, three shuttle tanker newbuildings, its 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit, and the FSO conversion for the Randgrid shuttle tanker. Teekay Offshore has pre-arranged undrawn financing of approximately $524.8 million relating to its capital expenditure commitments.

(4)
The repayment amounts reflect the October 2016 refinancing of a portion of Teekay LNG's NOK-denominated bonds maturing in May 2017, with the issuance of a new NOK 900 million ($110 million) of senior unsecured bonds that mature in October 2021 and excludes expected interest payments of $4.4 million (remainder of 2016), $15.5 million (2017), $12.4 million (2018), $8.3 million (2019), and $5.3 million (2020) and $1.2 million (beyond 2020). Expected interest payments are based on NIBOR at September 30, 2016, plus margins that range up to 5.25%, as well as the prevailing U.S. Dollar/NOK exchange rate as of September 30, 2016. The expected interest payments do not reflect the effect of the related cross-currency swaps that Teekay LNG has used as an economic hedge of its foreign exchange and interest rate exposure associated with its NOK-denominated long-term debt.

(5)
Excludes expected interest payments of $10.5 million (remainder of 2016), $31.6 million (2017), $21.5 million (2018), $12.9 million (2019), $11.8 million (2020) and $38.4 million (beyond 2020). Expected interest payments reflect the refinancing completed in November 2016 of one of Teekay LNG's revolving credit facilities and are based on LIBOR or EURIBOR at September 30, 2016, plus margins on debt that has been drawn that ranges up to 2.80% (variable-rate loans), as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2016. The expected interest payments do not reflect the effect of related interest rate swaps or swaptions that Teekay LNG has used as an economic hedge of certain of its variable-rate debt.

(6)
The repayment amounts reflect the November 2016 refinancing of one of Teekay LNG's revolving credit facilities maturing in 2016 with a new $170.0 million revolving credit facility maturing in November 2017.

(7)
Includes, in addition to lease payments, amounts Teekay LNG may be or is required to pay to purchase the leased vessels at the end of their respective lease terms. For two of Teekay LNG's four capital lease obligations, the lessor has the option to sell two Suezmax tankers under capital lease to Teekay LNG at any time during the remaining lease terms; however, in this table Teekay LNG has assumed the lessor will not exercise its right to sell the two Suezmax tankers to it until after the lease terms expire, which is during the years 2017 to 2018. The purchase price for any Suezmax tanker Teekay LNG is required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect Teekay LNG to satisfy any such purchase price by assuming the existing vessel financing, although it may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to its assuming the financing obligations.

(8)	Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $265.6 million for these leases from the remainder of 2016 to 2029.

(9)
As of September 30, 2016, Teekay LNG has agreements for the construction of nine wholly-owned LNG carrier newbuildings, which the estimated remaining costs for these newbuildings totaled $1.5 billion, including estimated interest and construction supervision fees.

As part of the acquisition of an ownership interest in the BG Joint Venture, Teekay LNG agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund its proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and Teekay LNG's proportionate share of newbuilding installments totaled $199.1 million as of September 30, 2016. However, as part of this agreement with BG, Teekay LNG expects to recover $13.1 million of the shipbuilding supervision and crew training costs from BG between 2016 and 2020 and the BG Joint Venture has secured financing of $138 million based on Teekay LNG's proportionate share of newbuilding installments as of September 30, 2016.
In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG has a 50% ownership interest, entered into agreements for the construction of six LNG carrier newbuildings. As at September 30, 2016, Teekay LNG's 50% share of the estimated remaining costs for these six newbuildings totaled $923.2 million. The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings, which is estimated to be $2.1 billion.
In December 2015, Teekay LNG entered into an agreement with National Oil & Gas Authority (or Nogaholding), Samsung C&T (or Samsung) and Gulf Investment Corporation (or GIC) to form a joint venture, Bahrain LNG W.L.L. (or the Bahrain LNG Joint Venture), for the development of an LNG receiving and regasification terminal in Bahrain. Teekay LNG has 30% ownership interest in the Bahrain LNG Joint Venture. The project will be owned and operated under a 20-year agreement commencing in late-2018 with a fully-built up cost of approximately $957.3 million. As at September 30, 2016, Teekay LNG's 30% share of the estimated remaining costs is $287.2 million. The Bahrain LNG Joint Venture intends to secure debt financing for approximately 75% of the fully built-up cost of the LNG receiving and regasification terminal in Bahrain.
The table above includes Teekay LNG's proportionate share of the newbuilding costs for five LPG carrier newbuildings scheduled for delivery between the remainder of 2016 and 2018 in the joint venture between the Exmar LPG Joint Venture and Teekay LNG. As at September 30, 2016, Teekay LNG's 50% share of the estimated remaining costs for these five newbuildings totaled $97.7 million, including estimated interest and construction supervision fees. Based on Teekay LNG's 50% share as of November 28, 2016, the Exmar LPG Joint Venture has secured financing of $131 million for all five of its LPG carrier newbuilding commitments, of which the estimated remaining costs of $98 million are included in the table above.

(10)
Excludes expected interest payments of $5.7 million (remaining in 2016), $20.4 million (2017), $16.7 million (2018), $13.4 million (2019), $10.6 million (2020) and $4.6 million (beyond 2020). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.00% at September 30, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Tankers has used to economically hedge certain of its floating-rate debt.

(11)
Excludes payments required if Teekay Tankers executes all options to extend the terms of in-chartered leases signed as of September 30, 2016. If Teekay Tankers exercises all options to extend the terms of signed in-chartered leases, it would expect total payments of $9.9 million (remaining in 2016), $34.6 million (2017), $17.2 million (2018), $8.3 million (2019), $8.3 million (2020) and $1.4 million (beyond 2020).

(12)
Excludes expected interest payments of $14.7 million (remainder of 2016), $56.3 million (2017), $52.7 million (2018), $50.4 million (2019), and $25.2 million (2020). Expected interest payments are based on the existing interest rate for a fixed-rate loan at 8.5% and existing interest rates for variable-rate loans that are based on LIBOR plus margins which ranged between 3.0% and 4.0% as at September 30, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Parent uses as an economic hedge of certain of its variable rate debt.

(13)	Excludes internal time-charter-in commitments between Teekay Parent and its subsidiaries, Teekay Offshore and Teekay LNG.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Financial Statements: Note 23 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2015.

CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015. There were no significant changes in accounting estimates and assumptions from those discussed in such Annual Report on Form 20-F.
Goodwill
Based on conditions that existed at September 30, 2016, we do not believe that there is a reasonable possibility that the goodwill attributable to our reporting units with goodwill might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these factors are referenced in the following section entitled “Forward-Looking Statements.”
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2016 contains certain forward-looking statements (as such term is defined in Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•	our future financial condition or results of operations and future revenues and expenses;

•	our business strategy and other plans and objectives for future operations;

•	our future growth prospects and future trends of the markets in which we operate;

•
offshore, LNG, LPG, LR2 and tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates, fleet growth, price of oil, and oil production in the tanker market;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•
our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels' ability to perform to specifications and maintain their hire rates in the future;

•	certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings, acquisitions and conversions;

•	the impact of the Principal Maritime vessel and SPT acquisition on Teekay Tankers’ fee-based revenue and fleet utilization;

•	the timing of the Glen Lyon FPSO commencement of oil production and the number of shuttle tankers to serve this new CoA;

•	payment of additional consideration for our acquisitions of ALP and Logitel and the capabilities of the ALP vessels and the UMS;

•	the expected technical and operational capabilities of newbuildings, including the benefits of the MEGI twin engines in certain LNG carrier newbuildings;

•	our ability to obtain charter contracts for newbuildings or other vessels;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	future capital expenditure and the availability of capital resources to fund capital expenditures;

•	our liquidity needs and anticipated funds for liquidity needs and the sufficiency of cash flows;

•
our expected sources of funds for liquidity and working capital needs and our ability to enter into new bank financings and to refinance existing indebtedness and our expected uses of the proceeds from financing transactions;

•	the impact of recent financing initiatives on the financial position of Teekay Parent and Teekay Offshore;

•	the expected timing, amount and method of financing for newbuilding vessels and the possible purchase of two of Teekay LNG's leased Suezmax tankers, the Teide Spirit and the Toledo Spirit;

•	expected financing for the Yamal LNG Joint Venture;

•
our expectations regarding the financing, schedule and performance of the Bahrain LNG Joint Venture, and our expectations regarding the supply, modification and charter of the FSU vessel for the project;

•	expected funding of Teekay LNG's proportionate share of the remaining shipyard installment payments for the BG Joint Venture;

•	the cost of supervision and crew training in relation to the BG Joint Venture and our expected recovery of a portion of those costs;

•	future debt refinancings and our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•
the outcome and cost of claims and potential claims against us, including claims and potential claims by Sevan, CeFront and COSCO relating to Logitel and cancellation of UMS newbuildings, and by Petrobras associated with the Piranema Spirit FPSO;

•	the outcome of legal action against STX;

•	the outcome of the investigation into allegations of improper payments by one of our subsidiaries to Brazilian agents;

•
the future resumption of a LNG plant in Yemen operated by YLNG and expected repayment of deferred hire amounts on Teekay LNG’s two 52% owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG;

•	our expectations on our customers’ ability to pay for our services, including Teekay LNG's six LPG carriers on charter to Skaugen;

•
our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our former and current leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

•	the future valuation or impairment of goodwill;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•	expected uses of proceeds from vessel or securities transactions;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks, and potential variance in the amounts recorded as derivative assets and liabilities;

•	our exposure to foreign currency fluctuations;

•	our expectations regarding uncertain tax positions;

•	the timing and amounts of dividends distributed by our equity accounted joint ventures;

•	the effects of adopting new accounting guidance;

•
the distribution and dividend policies of our publicly-listed subsidiaries, Teekay Offshore, Teekay LNG and Teekay Tankers, including the temporary nature of current reduced distribution levels for Teekay Offshore and Teekay LNG; and

•	our ability to pay dividends on our common stock and common units and the temporary nature of recent reductions to such distributions.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, LNG or LPG carriers, UMS or towage vessels; effects of the issuance of additional common units and other equity securities on cash distributions; the outcome of discussions or legal action with Sevan, CeFront, COSCO, Petrobras and third parties relating to existing or potential claims; the outcome of discussions with QGEP, Damen and lenders of the Petrojarl I loan facility relating to the project delays in the delivery of the unit; potential inability to obtain charters related to the newbuildings or other vessels; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; our exposure to currency exchange rate fluctuations; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; the inability of us to complete vessel sale transactions to our public company subsidiaries or to third parties; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; any payments made by Skaugen under charter contracts; conditions in the capital markets and lending markets; potential inability to implement our growth strategy; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2015. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2016
PART I – FINANCIAL INFORMATION
ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks, but we do not use these financial instruments for trading or speculative purposes. Please read “Item 1 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.
We reduce our exposure at times by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following nine to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.
As at September 30, 2016, we had the following foreign currency forward contracts:

			Fair Value / Carrying Amount Of Asset (Liability)(3) $	Expected Maturity
	Contract Amount in Foreign Currency(1)	Average Forward Rate (2)		2016(3)	2017(3)
				$	$
Euro	2,250	0.92	85	2,447	—
Norwegian Kroner	631,000	8.21	2,228	25,264	51,592
Singapore Dollar	14,026	1.35	(68)	10,361	—
			2,245	38,072	51,592

(1)	Foreign currency contract amounts in thousands.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

(3)	Contract amounts and fair value amounts in thousands of U.S. Dollars.
Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at September 30, 2016, we had Euro-denominated term loans of 212.4 million Euros ($238.7 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps in connection with our NOK bond issuances, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2017 through 2020. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our outstanding NOK-denominated bonds. As at September 30, 2016, we were committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability)(2) $
Notional Amount NOK(2)	Notional Amount USD(2)	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining (Term (years)
700,000 (1)	125,000	NIBOR	5.25%	6.88%	(39,059)	0.6
900,000	150,000	NIBOR	4.35%	6.43%	(41,722)	1.9
1,000,000	134,000	NIBOR	3.70%	5.92%	(12,826)	3.6
600,000 (1)(3)	101,351	NIBOR	5.75%	8.84%	(30,393)	2.2
800,000 (1)(4)	143,536	NIBOR	5.75%	7.58%	(48,454)	2.3
1,000,000	162,200	NIBOR	4.25%	7.45%	(46,411)	2.3
					(218,865)

(1)	Notional amount reduces equally with NOK bond repayments (see Note 8)

(2)	In thousands of Norwegian Kroner and U.S. Dollars.

(3)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million (see Note 8).

(4)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million (see Note 8)
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally, our approach is to economically hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our floating-rate debt exposure based on our outlook for interest rates and other factors.
We are exposed to credit loss if the counterparties to our interest rate swap agreements fail to perform. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at September 30, 2016, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value Asset / (Liability)
	Balance
	2016	2017	2018	2019	2020	Thereafter	Total		Rate (1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.)(2)	220.8	978.4	1,301.2	525.7	410.4	1,543.1	4,979.6	(4,782.8)	2.5%
Variable Rate (Euro)(3)(4)	4.0	16.6	133.3	9.5	10.3	65.0	238.7	(228.0)	1.2%
Variable Rate (NOK)(4)(5)	22.5	73.7	243.0	125.2	125.2	36.6	626.2	(578.6)	6.1%
Fixed-Rate Debt ($U.S.)	8.1	15.6	25.1	327.0	618.2	131.7	1,125.7	(1,006.8)	7.0%
Average Interest Rate	4.8%	3.9%	4.2%	5.9%	8.3%	4.5%	7.0%
Capital Lease Obligations
Fixed-Rate ($U.S.)(6)	4.1	40.3	39.1	13.5	14.3	285.7	397.0	(397.0)	5.5%
Average Interest Rate(7)	5.5%	4.9%	6.1%	5.5%	5.5%	5.5%	5.5%
Interest Rate Swaps:
Contract Amount ($U.S.)(8)	441.5	611.5	528.6	623.3	551.5	1,177.1	3,933.5	(412.8)	3.1%
Average Fixed Pay Rate(2)	2.5%	3.1%	2.6%	3.7%	2.8%	3.5%	3.1%
Contract Amount (Euro)(4)(9)	4.0	16.7	133.3	9.5	10.2	65.0	238.7	(40.9)	3.1%
Average Fixed Pay Rate(3)	3.1%	3.1%	2.6%	3.7%	3.7%	3.9%	3.1%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of September 30, 2016, ranged from 0.3%and 4.00% for U.S. Dollar denominated debt. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The repayment amounts reflect the refinancing completed by Teekay LNG in November 2016 of one of its revolving credit facilities scheduled to mature in 2016 with a new $170.0 million revolving credit facility maturing in November 2017.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2016.

(5)
Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at rates between 5.92% to 8.84% and interest rate payments swapped from NIBOR plus margins between 3.70% to 5.75% and the transfer of principal fixed between $101.4 million to $162.2 million upon maturity in exchange for NOK 600 million to NOK 1 billion. The repayment amounts reflect the October 2016 refinancing of a portion of Teekay LNG's NOK-denominated bonds maturing in May 2017, with the issuance of a new NOK 900 million ($110 million) of senior unsecured bonds that mature in October 2021.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(7)
The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(8)
The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR. The table above does not reflect Teekay LNG’s interest rate swaption agreement, whereby Teekay LNG has a one-time option to enter into an interest rate swap at a fixed rate with a third party, and the third party has a one-time option to require Teekay LNG to enter into an interest rate swap at a fixed rate. If Teekay LNG or the third party exercises its option, there will be a cash settlement for the fair value of the interest rate swap in lieu of taking delivery of the actual interest rate swap. The net fair value of the interest rate swaption agreements as of September 30, 2016 was a liability of $17.5 million.

(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.
Equity Price Risk
We and Teekay Tankers are exposed to the changes in the price of TIL’s common stock. We and Teekay Tankers have stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants vest in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019.
Commodity Price Risk
From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at September 30, 2016, we were not committed to any bunker fuel swap contracts.

Spot Tanker Market Rate Risk
We are exposed to fluctuations in spot tanker market rates which can adversely affect our revenues. To reduce our exposure, in the second quarter of 2016 Teekay Tankers entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels for a period of 11 months plus an additional two months at the counterparty’s option. The fair value of this derivative agreement is the estimated amount that Teekay Tankers would receive or pay to terminate the agreement at the reporting date, based on the present value of its projection of future Aframax spot market tanker rates, which have been derived from current Aframax spot market tanker rates and estimated future rates. As at September 30, 2016, the fair value of the time-charter swap agreement was positive $1.6 million.

ITEM 4 -    CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting
During the nine months ended September 30, 2016, we completed the global implementation of an accounting system designed to improve the effectiveness and efficiency of our accounting and financial reporting processes. This accounting system was previously implemented in most regions during 2012. Although this implementation changed certain specific activities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting. Other than this accounting system implementation, there have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the nine months ended September 30, 2016, that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

TEEKAY CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2016
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I, Item 1 – Financial Statements: Note 10c – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, our Report on Form 6-K for the quarterly period ended March 31, 2016, and our Report on Form 6-K for the quarterly period ended June 30, 2016 as revised or supplanted by certain of the risk factors presented below, which could materially affect our business, financial condition, or results of operations.
Allegations of improper payments in and prior to 2006 may harm our reputation and business
In May 2016 in a plea bargain, a former executive of Transpetro, the transportation and logistics subsidiary of Petrobras S.A., alleged that a subsidiary of Teekay Offshore, among a number of other shipping companies, purportedly made improper payments to local Brazilian agents. Such payments were alleged to have been made by the subsidiary between 2004 and 2006, in an aggregate amount of approximately 1.5 million Brazilian Reals (less than $0.5 million at the September 30, 2016 exchange rate). Although we believe we have robust anti-corruption programs in place, we have commenced an internal investigation to determine the veracity of these allegations. It is uncertain at this time how these allegations may affect us, if at all, including the possibility of penalties that could be assessed by the relevant authorities. In addition, any dispute with Petrobras in connection with this matter may adversely affect our relationship with Petrobras.
Restrictions in our debt agreements may prevent us from paying cash dividends without raising additional equity capital
In June 2016 we agreed with our lenders that, until Teekay Offshore's Norwegian Kroner bonds maturing 2018 have been repaid, Teekay will raise equity capital in an amount equal to any dividends paid by Teekay during that period.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-192753) FILED WITH THE SEC ON DECEMBER 10, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-97746) FILED WITH THE SEC ON DECEMBER 10, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212787) FILED THE WITH SEC ON JULY 29, 2016; AND

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213213) FILED THE WITH SEC ON AUGUST 19, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: December 9, 2016	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)